Exhibit 10.1

SECURITIES PURCHASE AGREEMENT

by and among

CHOICEPOINT SERVICES INC.,

CHOICEPOINT GOVERNMENT SERVICES LLC,

and

I2 ACQUISITION CORP.

Dated as of April 23, 2008

TABLE OF CONTENTS

Section 1.	Purchase of Shares	2
1.1	Transfer of Shares	2
1.2	Purchase Price	2
1.3	Payment of Purchase Price	2
1.4	Purchase Price Allocation	2
1.5	Adjustments to Purchase Price	2

Section 2.	Closing; Further Assurances; Related Matters	6
2.1	Closing	6
2.2	Instruments of Conveyance	6
2.3	Certain Closing Actions	6
2.4	Further Assurances	7
2.5	Transition Services	7
2.6	Certain Property Transfers	7

Section 3.	Representations and Warranties of the Sellers	7
3.1	Organization	7
3.2	Authorization	8
3.3	Absence of Restrictions and Conflicts	8
3.4	Capitalization	9
3.5	Ownership of Assets and Related Matters	10
3.6	Financial Statements	11
3.7	No Undisclosed Liabilities	12
3.8	Absence of Certain Changes	12
3.9	Legal Proceedings	13
3.10	Licenses, Permits, and Compliance with Law	13
3.11	Company Contracts	13
3.12	Tax Returns; Taxes	16
3.13	ERISA and Related Matters	18
3.14	Labor Matters	20
3.15	Intellectual Property	21
3.16	Brokers, Finders, and Investment Bankers	24
3.17	Insurance	24
3.18	Accounts Receivable	24
3.19	Customers	24
3.20	Affiliate Transactions	24
3.21	Closing Date	24

Section 4.	Representations and Warranties of Buyer	25
4.1	Organization	25
4.2	Authorization	25
4.3	Absence of Restrictions and Conflicts	25
4.4	Brokers, Finders, and Investment Bankers	25
4.5	Purchase for Investment	25

4.6	Litigation	26
4.7	Availability of Funds	26

Section 5.	Additional Covenants and Agreements	26
5.1	Conduct of the Business	26
5.2	Access to Information	27
5.3	Consents	28
5.4	Reasonable Best Efforts	28
5.5	Fees and Expenses	28
5.6	Confidentiality	29
5.7	Covenant to Satisfy Conditions	29
5.8	Employees; Employee Benefits	29
5.9	No Solicitation by Buyer	32
5.10	Use of Corporate Names and Trademarks	32
5.11	Retention of Records	32
5.12	Limited Representations and Warranties	33
5.13	Shared Contracts	33
5.14	No Solicitation of Transactions	34
5.15	Release	35
5.16	Financing Cooperation	35
5.17	Buyer Debt Financing.	36
5.18	Acquisition Agreement	36
5.19	Brazil Guarantee	37
5.20	Intercompany Loan Agreement	37

Section 6.	Restrictive Covenants	37
6.1	Definitions	37
6.2	Noncompetition	38
6.3	Nonsolicitation of Company Employees	39
6.4	Severability	39
6.5	Injunctive Relief	39

Section 7.	Conditions to Obligations of the Parties	40
7.1	Conditions to Each Party’s Obligations	40
7.2	Conditions to Obligations of the Sellers	40
7.3	Conditions to Obligations of Buyer	41

Section 8.	Termination	43
8.1	Termination	43
8.2	Procedure and Effect of Termination	43
8.3	Termination Fee	44

Section 9.	Indemnification	45
9.1	Indemnification Obligations of the Sellers	45
9.2	Indemnification Obligations of Buyer	45
9.3	Indemnification Procedure	46
9.4	Claims Period	47

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9.5	Threshold Amount; Limitation Amount	48
9.6	Limitations on Indemnification	48
9.7	Exclusive Remedy	49

Section 10.	Tax Matters	49
10.1	Preparation and Filing of Tax Returns	49
10.2	Payment of Taxes	50
10.3	Tax Sharing Agreements	50
10.4	Carryforwards and Carrybacks	50
10.5	Refunds	51
10.6	Tax Cooperation	51
10.7	Tax Indemnification	51
10.8	Tax Contests	52
10.9	Definitions	53
10.10	Transfer Taxes	53

Section 11.	Miscellaneous	54
11.1	Notices	54
11.2	Attachments	55
11.3	Successors in Interest	55
11.4	Number; Gender; Currency	55
11.5	Captions	56
11.6	Knowledge	56
11.7	Controlling Law; Integration; Amendment	56
11.8	Submission to Jurisdiction	56
11.9	Severability	57
11.10	Counterparts	57
11.11	Enforcement of Certain Rights	57

EXHIBITS

Exhibit A	Guaranty in favor of Buyer
Exhibit B	Equity Commitment Letter
Exhibit C	Purchase Price Allocation
Exhibit D	Working Capital Guidelines
Exhibit E	Contributed Assets
Exhibit F	Debt Commitment Letter
Exhibit G	Transition Services Agreement
Exhibit H	iXM Agreement
Exhibit I	iXV Agreement
Exhibit J	Master Software License Agreement

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SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of April 23, 2008, is made and entered into by and among CHOICEPOINT SERVICES INC., a Georgia corporation (“CPS”), CHOICEPOINT GOVERNMENT SERVICES LLC, a Georgia limited liability company (“CPGS” and together with CPS, the “Sellers”), and i2 ACQUISITION CORP., a Delaware corporation (“Buyer”).

W I T N E S S E T H:

WHEREAS, CPS owns the entire issued share capital of ChoicePoint UK 1 Limited, a company formed under the laws of England and Wales with registration number 5309604, whose registered office is at The Visual Place, Capital Park, Fulbourn, Cambridge, Cambridgeshire CB1 5XH, England (“CP UK”);

WHEREAS, CPGS owns all of the issued and outstanding shares of capital stock of i2, Inc, a Delaware corporation (“i2, Inc.”) (CP UK and i2, Inc. are sometimes referred to herein, individually, as a “Company” and, collectively, as the “Companies”);

WHEREAS, CP UK owns the entire issued share capital of i2 Limited, a company formed under the laws of England and Wales with registration number 2490533, whose registered office is at The Visual Place, Capital Park, Fulbourn, Cambridge, Cambridgeshire CB1 5XH, England (“i2 Limited”);

WHEREAS, i2 Limited owns the entire issued share capital of i2 AESOP Trustees Limited, a trustee company formed under the laws of England and Wales with registration number 4184375, whose registered office is at The Visual Place, Capital Park, Fulbourn, Cambridge, Cambridgeshire CB1 5XH, England (“i2 AESOP”) and all of the issued and outstanding capital stock of Anacubis, Inc., a Delaware corporation (“Anacubis”) (i2 Limited, i2 AESOP and Anacubis are sometimes referred to herein, individually as a “Subsidiary” and, collectively, as the “Subsidiaries”);

WHEREAS, the Companies and the Subsidiaries (other than i2 AESOP) are engaged in the business (the “Business”) of developing, marketing, and/or providing visual link analysis software and related support and services;

WHEREAS, subject to the terms and conditions of this Agreement, CPS and CPGS desire to sell, and Buyer desires to purchase, all of the entire issued share capital of CP UK and all of the outstanding shares of capital stock of i2, Inc.; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, (a) ChoicePoint Inc., a Georgia corporation (“Sellers’ Parent”), and the ultimate parent corporation of the Sellers, has executed and delivered a guaranty in favor of Buyer in the form of Exhibit A hereto, and (b) Silver Lake Sumeru Fund, L.P., (“SLS”) has executed and delivered a commitment letter (the “Equity Commitment Letter”) to Buyer in the form of Exhibit B hereto to provide equity financing in the amount and on the terms and conditions set forth therein.

NOW, THEREFORE, in consideration of the premises and the mutual promises and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Purchase of Shares.

1.1 Transfer of Shares. On the terms and subject to the conditions set forth in this Agreement, at the Closing (as hereinafter defined), CPS agrees to sell, assign, transfer, and deliver to Buyer free and clear of all Liens (as defined in Section 3.4(c) below) and together with all rights and advantages attaching to it as at Closing (including, without limitation, the right to receive all dividends or distributions made, paid or declared on or after Closing), and Buyer agrees to purchase from CPS, 1 share of CP UK (the “CP UK Share”), which share constitutes the entire issued share capital of CP UK, and CPGS agrees to sell, assign, transfer and deliver to Buyer free and clear of all Liens, and Buyer agrees to purchase from CPGS, 1,000 shares of common stock of i2, Inc. (the “i2, Inc. Shares”), which shares constitute all of the outstanding shares of capital stock of i2, Inc. The CP UK Share and the i2, Inc. Shares are sometimes referred to herein, collectively, as the “Shares.”

1.2 Purchase Price. On the terms and subject to the conditions set forth in this Agreement, in consideration for all of the Shares, subject to adjustments pursuant to Section 1.5, the purchase price (the “Purchase Price”) for the Shares shall be an amount equal to (a) ONE HUNDRED EIGHTY FIVE MILLION DOLLARS ($185,000,000) (the “Base Purchase Price”) minus (b) the Estimated Net Working Capital Deficit (as hereinafter defined), if any, plus (c) the Estimated Net Working Capital Excess (as hereinafter defined), if any, which Purchase Price shall be paid in accordance with Section 1.3.

1.3 Payment of Purchase Price. At the Closing, Buyer shall pay to the Sellers, by wire transfer of immediately available funds to an account or accounts designated by the Sellers at least one business day prior to the Closing, an amount equal to the Purchase Price. For purposes of this Agreement, “business day” shall mean a day (not being a Saturday or Sunday) on which banks are open for normal banking business in New York, New York.

1.4 Purchase Price Allocation. The Purchase Price shall be allocated among the Shares as set forth in Exhibit C hereto (the “Allocation”), which has been arrived at by arm’s length negotiation. The Sellers and Buyer shall (a) timely file all forms and Tax Returns required to be filed in connection with the Allocation, (b) be bound by the Allocation for purposes of determining Taxes, and (c) take no position, and cause its Affiliates to take no position, inconsistent with the Allocation on any applicable Tax Return or in any audit or proceeding before any Governmental Entity (as hereinafter defined). In the event that the Allocation is disputed by any Governmental Entity, the party receiving notice of the dispute shall promptly notify the other parties hereto concerning the dispute and any resolution of the dispute.

1.5 Adjustments to Purchase Price.

(a) Assumed Net Working Capital. The parties hereto acknowledge that the consideration being paid by Buyer pursuant to Section 1.3 has been based on the assumption that the Net Working Capital (as hereinafter defined) shall be equal to TWO

MILLION FIVE HUNDRED THOUSAND DOLLARS ($2,500,000) (the “Assumed Net Working Capital”).

(b) Definition of “Net Working Capital.” For purposes of this Section 1.5, the term “Net Working Capital” means the aggregate amount of the current assets of the Companies and the Subsidiaries minus the aggregate amount of the liabilities (including, for the avoidance of doubt, all Indebtedness outstanding and not paid off at the Closing) of the Companies and the Subsidiaries, in each case as determined as of the open of business on the Closing Date (after giving effect to the transactions contemplated in Section 2.6) in accordance with generally accepted accounting principles in the United States applied consistently with past practices (“GAAP”) and the guidelines attached hereto as Exhibit D (the “Working Capital Guidelines”).

(c) Estimated Net Working Capital. At least three (3) days prior to the Closing Date, the Sellers will prepare or cause to be prepared and deliver to Buyer, at the sole expense of the Sellers, an estimated calculation of the Net Working Capital (the “Estimated Net Working Capital”), which shall be set forth in a balance sheet statement format detailing the estimated calculation thereof (such statement being hereinafter referred to as the “Estimated Net Working Capital Statement”). The Estimated Net Working Capital Statement shall be prepared in good faith in accordance with GAAP and the Working Capital Guidelines. The Sellers shall permit Buyer and its representatives to have reasonable access to the books, records and other documents pertaining to or used in connection with the preparation of the Estimated Net Working Capital Statement and, upon request, provide Buyer with copies thereof. If the Estimated Net Working Capital is less than the Assumed Net Working Capital (the amount by which the Assumed Net Working Capital exceeds the Estimated Net Working Capital being referred to herein as the “Estimated Net Working Capital Deficit”), then the Base Purchase Price shall be decreased pursuant to Section 1.2 by an amount equal to the Estimated Net Working Capital Deficit. If the Estimated Net Working Capital is greater than the Assumed Net Working Capital (the amount by which the Estimated Net Working Capital exceeds the Assumed Net Working Capital being referred to herein as the “Estimated Net Working Capital Excess”), then the Base Purchase Price shall be increased pursuant to Section 1.2 by an amount equal to the Estimated Net Working Capital Excess.

(d) Preparation of Proposed Closing Statement. Within ninety (90) days after the Closing Date, Buyer will prepare or cause to be prepared and deliver to the Sellers, at the sole expense of Buyer (or, subject to Section 5.5, the Companies), a calculation of the Net Working Capital, which shall be set forth in a balance sheet statement format detailing the calculation thereof (such statement being hereinafter referred to as the “Proposed Closing Statement”). The Proposed Closing Statement shall be prepared in good faith in accordance with GAAP and the Working Capital Guidelines. Buyer shall permit the Sellers and their representatives to have reasonable access to the books, records and other documents pertaining to or used in connection with the preparation of the Proposed Closing Statement and, upon request, provide the Sellers with copies thereof.

(e) Examination of Statements. The Sellers shall review the Proposed Closing Statement to confirm the accuracy thereof and of Buyer’s calculation of the Net Working Capital. If the Sellers fail to give Buyer written notice of any disputed amounts within forty-five (45) days after the Sellers receive the Proposed Closing Statement (the “Review Period”) or if the Sellers give Buyer written notice (the “Acceptance Notice”) during the Review Period that the Sellers accept the Proposed Closing Statement as being accurate, then the Proposed Closing Statement shall become the “Final Closing Statement” (as hereinafter defined) for purposes hereof as of the earlier of (i) the date Buyer receives the Acceptance Notice or (ii) the last day of the Review Period (the earlier of such dates being referred to herein as the “Acceptance Date”). If the Sellers give Buyer written notice of any disputed items within the Review Period, the Sellers and Buyer shall attempt in good faith to agree on any adjustments that should be made to the Proposed Closing Statement in order to reflect the Net Working Capital. If the Sellers and Buyer are unable to resolve any disputed amounts within sixty (60) days after the Sellers receive the Proposed Closing Statement, the Sellers and Buyer will engage the Atlanta, Georgia office of PricewaterhouseCoopers LLP (or such other independent accounting firm of national standing that the parties shall mutually designate) (as applicable, the “Audit Firm”) to resolve any such disputed matters in accordance with the terms of this Agreement. The decision of the Audit Firm shall be made, if possible, within thirty (30) days after being engaged, and, in any event, shall be final and binding on the parties. The Proposed Closing Statement shall be revised, if necessary, to reflect the final determination of the Net Working Capital (the final form of the Proposed Closing Statement, including any revisions which are made thereto pursuant to this Section 1.5(e), is referred to herein as the “Final Closing Statement”). Such revisions, if any, shall be made by Buyer within five (5) business days after any disputes with respect to the Proposed Closing Statement have been resolved in accordance with this Section 1.5(e), and a copy of the Final Closing Statement shall be promptly delivered by Buyer to the Sellers. For purposes of this Section 1.5, the “Final Determination Date” shall be deemed to be the earlier of (i) the Acceptance Date or (ii) the date as of which the Sellers receive the Final Closing Statement from Buyer pursuant to this Section 1.5(e).

(f) Adjustments. The parties hereto agree that if the Net Working Capital as reflected on the Final Closing Statement is less than the Estimated Net Working Capital (the amount of such shortfall, if any, is hereinafter referred to as the “Working Capital Deficit”), the Sellers shall pay to Buyer, on a dollar for dollar basis, an amount equal to the Working Capital Deficit (such payment being hereinafter referred to as a “Deficit Payment”). The Deficit Payment, if any, shall be paid to Buyer, by wire transfer of immediately available funds to an account or accounts designated by Buyer, within ten (10) days of the Final Determination Date. If the Net Working Capital as reflected on the Final Closing Statement is greater than the Estimated Net Working Capital (the amount of such excess is hereinafter referred to as the “Working Capital Surplus”), Buyer shall pay to the Sellers, on a dollar for dollar basis, an amount equal to the Working Capital Surplus (such payment being hereinafter referred to as a “Surplus Payment”). The Surplus Payment, if any, shall be paid by Buyer to the Sellers, by wire transfer of immediately available funds to an account or accounts designated by the Sellers, within ten (10) days of the Final Determination Date.

(g) Expenses of Audit Firm. In the event the parties submit any unresolved objections to the Audit Firm for resolution as provided in Section 1.5(e) above, Buyer (or the Companies), on the one hand, and the Sellers, on the other hand, will bear responsibility for the fees and expenses of the Audit Firm with respect to this Section 1.5 as follows:

(i) If the Audit Firm resolves the remaining objections, based on aggregate dollar values involved with respect to such objections, in favor of the Sellers, Buyer (or the Companies) will be responsible for all such fees and expenses of the Audit Firm;

(ii) If the Audit Firm resolves the remaining objections, based on aggregate dollar values involved with respect to such objections, in favor of Buyer, the Sellers will be responsible for all such fees and expenses of the Audit Firm; and

(iii) If the Audit Firm resolves the remaining objections, based on aggregate dollar values involved with respect to such objections, in a manner which evenly divides those values between Buyer and the Sellers, Buyer (or the Companies), on the one hand, and the Sellers, on the other hand, shall each be responsible for one-half of all such fees and expenses of the Audit Firm.

(h) Definition of “Indebtedness”. The term “Indebtedness” means at any particular time, without duplication, (i) all indebtedness or other obligations of the Companies or the Subsidiaries for borrowed money, whether current, short-term or long-term, secured or unsecured, (ii) all obligations of the Companies or the Subsidiaries evidenced by any note, bond, debenture or other similar instrument or debt security, (iii) all obligations of the Companies or the Subsidiaries arising from cash/book overdrafts, (iv) all indebtedness for the deferred purchase price of property or services with respect to which the Companies or the Subsidiaries is liable, contingently or otherwise, as obligor or otherwise, which is not evidenced by a trade payable or other current liability, (v) all obligations of the Companies or the Subsidiaries arising from deferred compensation, consulting or noncompetition arrangements, (vi) all obligations under severance plans, bonus plans or similar arrangements triggered or made payable (whether immediately or over time) solely as a result of the transactions contemplated herein, (vii) all obligations of the Companies or the Subsidiaries under capitalized leases, (viii) all obligations secured by a Lien on any assets of the Companies or the Subsidiaries, (ix) all guarantees (including guarantees in the form of an agreement to repurchase or reimburse) by the Companies or the Subsidiaries of the obligations of another Person (other than the Companies or the Subsidiaries) and other commitments by the Companies or the Subsidiaries that assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit and bankers’ acceptances), (x) any amounts under any agreement to which the Companies or the Subsidiaries is subject to prior to the Closing (other than the Agreement) that are payable or would become payable by the Companies or the Subsidiaries solely as a result of the transactions contemplated hereby, (xi) all liabilities of the Companies or the Subsidiaries classified as non-current liabilities in accordance with GAAP as of the Closing Date, and (xii) all accrued interest payable, prepayment premiums or penalties related to any of the foregoing.

Section 2. Closing; Further Assurances; Related Matters.

2.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the third (3rd) business day following the satisfaction or waiver of all of the conditions to Closing set forth in Section 7 hereof (other than those conditions that by their nature are normally satisfied at the Closing, but subject to satisfaction of such conditions at the Closing), at 10:00 a.m., local time, at the offices of King & Spalding LLP, 1180 Peachtree Street, Atlanta, Georgia, U.S.A. or on such other date and at such other time or place as the parties may agree; provided that Buyer may (upon written notice to Sellers) delay the Closing to a date not later than June 30, 2008 to the extent needed to obtain the “Debt Financing” (as hereinafter defined) at the Closing. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

2.2 Instruments of Conveyance. At the Closing, the Sellers shall deliver a duly executed transfer of the CP UK Share in favor of the Buyer or its nominee and any and all stock or share certificates representing the Shares to Buyer, in the case of the i2, Inc. Shares, duly endorsed in blank (or accompanied by duly executed stock powers).

2.3 Certain Closing Actions. At the Closing, CPS shall:

(a) procure that valid resolutions are passed by the board of CP UK, and by the board of each Subsidiary incorporated in England and Wales, to: (i) in the case of CP UK only, approve the transfer of the CP UK Share referred to in Section 2.2 for entry in the statutory books of CP UK subject to stamping; (ii) appoint with effect from Closing as directors and secretary of CP UK and the relevant Subsidiary such persons as the Buyer may nominate; (iii) accept the resignations of the directors and secretaries referred to in Section 2.3(b); and (iv) change the accounting reference date of CP UK and each relevant Subsidiaries to such date as Buyer shall specify; and

(b) deliver to the Buyer (i) a letter in the agreed form executed as a deed from each of Douglas Clifton Curling, Derek Van Smith, Steven Wayne Surbaugh and David William Davis resigning from their respective offices with CP UK and each Subsidiary incorporated in England and Wales with effect from the passing of the board resolution referred to in Section 2.3(a), in each case stating that the person concerned has no claim against CP UK or the relevant Subsidiary, as appropriate, for breach of contract or compensation for loss of office; (ii) a power of attorney in the agreed form from CPS authorizing the Buyer to exercise all of CPS’ rights as shareholder of CP UK until registration of the transfer of the CP UK Share to the Buyer; and (iii) the certificates of incorporation, corporate seals (if any) and statutory and other corporate books and records of the U.K. Entities (as defined in Section 5.5) (duly written up to date other than in relation to matters taking place at Closing).

2.4 Further Assurances. Each party hereto shall, on the Closing Date and from time to time thereafter, at any other party’s reasonable request and without further consideration (unless otherwise entitled to indemnification for such action hereunder), execute and deliver to such other party such instruments of transfer, conveyance, and assignment in addition to those delivered pursuant to Section 2.2 as shall be reasonably requested to transfer, convey, and assign the Shares to Buyer and otherwise to effect the transactions contemplated by this Agreement.

2.5 Transition Services. Except as provided in the Transition Services Agreement (as hereinafter defined), at the Closing, all arrangements for the provision of data processing, accounting, insurance, treasury, human resources, employee benefit programs, legal, tax compliance, communications (data and voice), investor and media relations, real estate, corporate finance, payroll, marketing, information technology and other similar services to the Companies or the Subsidiaries by the Sellers or any of their Affiliates (as hereinafter defined), including any agreements or understandings (written or oral) with respect thereto, shall terminate. It is expressly understood that title to all assets and other properties of the Sellers or their Affiliates (except for assets and other properties of the Companies and the Subsidiaries) used to provide any such data processing, accounting, insurance, treasury, human resources, employee benefit programs, legal, tax compliance, communications (data and voice), investor and media relations, real estate, corporate finance, payroll, marketing, information technology and other similar services to the Companies or the Subsidiaries (the “Excluded Assets”) shall not be transferred to the Companies, the Subsidiaries or Buyer but shall be retained by the Sellers or their Affiliates. As used herein, “Affiliate” of any specified Person (as hereinafter defined) means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. Unless otherwise expressly stated to the contrary, for purposes of this Agreement, the Companies and the Subsidiaries shall not be deemed to be “Affiliates” of the Sellers. For purposes of this Agreement, (a) “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract, or otherwise, (b) “controlling” and “controlled” have meanings correlative to the foregoing, and (c) “Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, or other entity or any Governmental Entity.

2.6 Certain Property Transfers. Prior to or at the Closing, the Sellers or one of their Affiliates shall transfer to one or more of the Companies and/or Subsidiaries all of the trademarks (together with all goodwill associated therewith), and other property set forth on Exhibit E, together with all benefits and liabilities associated therewith (the “Contributed Assets”).

Section 3. Representations and Warranties of the Sellers.

Except as set forth in the disclosure schedules attached hereto (the “Disclosure Schedule”), the Sellers hereby, jointly and severally, represent and warrant to Buyer as follows:

3.1 Organization. Each of the Sellers, the Companies and the Subsidiaries is a business entity duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization. Each of the Companies and the Subsidiaries has all requisite corporate power or limited liability company power, as applicable, and authority to own, lease, and operate its properties and to carry on its business as now being conducted. Each of the Companies and the Subsidiaries is duly qualified to transact business and is in good standing as a foreign entity in each jurisdiction where the character of its activities requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect (as hereinafter defined). As used in this Agreement, the term “Material Adverse Effect” means any change, condition, event or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the financial condition, business, assets, liabilities or results of operations of the Business, taken as a whole; provided, however, that a Material Adverse Effect shall not include any change in or effect upon the financial condition, business, assets, liabilities or results of operations of the Companies and the Subsidiaries, taken as a whole, directly or indirectly, arising out of, attributable to or as a consequence of: (a) conditions, events or circumstances affecting the software industry in general or the overall U.S., European or global economy; (b) the effect of any war, act of terrorism, civil unrest or similar event; (c) any generally applicable change in law, rule or regulation or GAAP or interpretation thereof (solely, in the case of clauses (a) through (c), to the extent such changes do not have a materially disproportionate effect on the Business relative to other companies in the industry in which the Companies and Subsidiaries conduct their Business); or (d) the announcement or consummation of either the execution of this Agreement or the transactions contemplated hereunder.

3.2 Authorization. Each of the Sellers has the corporate power or limited liability company power, as applicable, and authority to execute and deliver this Agreement and each other certificate, agreement, document or instrument to be executed and delivered by such party in connection with the transactions contemplated by this Agreement (the “Seller Ancillary Documents”), and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Seller Ancillary Documents and the performance by the Sellers of their respective covenants and agreements hereunder and thereunder have been duly and validly authorized by all necessary corporate action of the Sellers. This Agreement has been duly executed and delivered by the Sellers, and the Seller Ancillary Documents shall be, as of the Closing Date, duly executed and delivered by the Sellers, as applicable, and do or shall, as the case may be, constitute the valid and binding agreements of the Sellers, as applicable, enforceable against the Sellers, as applicable, in accordance with their respective terms, except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.3 Absence of Restrictions and Conflicts. Except as set forth in Section 3.3 of the Disclosure Schedule, the execution, delivery, and performance of this Agreement and the Seller Ancillary Documents, the consummation of the transactions contemplated by this Agreement and the Seller Ancillary Documents, and the fulfillment of and compliance with the terms and conditions of this Agreement and the Seller Ancillary Documents do not and will not (as the case may be) require any consent or notice under, violate or conflict with, constitute a breach of or default under, permit the acceleration of any obligation under, result in the loss of any benefit under, or otherwise adversely modify (a) any term or provision of the charter documents or bylaws of the Sellers, the Companies or the Subsidiaries, (b) any judgment, decree, or order of any Governmental Entity to which any of the Sellers, the Companies or the Subsidiaries is a party, (c) any Company Contract, excluding from the foregoing clause (c) any such violations, conflicts, breaches, defaults and rights that would not individually, or in the aggregate, require payment by or a Loss to the Companies and Subsidiaries of more than $50,000, or (ii) become applicable solely as a result of any acts or omissions by, or the status of or any facts pertaining to, Buyer, or (d) any Lien on the Shares or Lien on any asset or property of the Companies or the Subsidiaries (or result in the creation of such Lien). Except as set forth in Section 3.3 of the Disclosure Schedule and except for applicable requirements of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including the rules and regulations promulgated thereunder (the “HSR Act”), no consent, approval, order, or authorization of, or registration, declaration, or filing with, any Governmental Entity with respect to the Sellers, the Companies or the Subsidiaries is required in connection with the execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated by this Agreement.

3.4 Capitalization.

(a) The authorized share capital of CP UK consists solely of £100 divided into 100 ordinary shares of £1 each. The authorized capital stock of i2, Inc. consists solely of 1,000 shares of common stock, $0.01 par value per share. The CP UK Share constitutes the entire issued share capital of CP UK and has been duly authorized, validly issued and allotted, fully paid, and has not been issued in violation of preemptive rights. The i2, Inc. Shares constitute all of the issued and outstanding capital stock of i2, Inc. and have been duly authorized, validly issued, fully paid, nonassessable, and have not been issued in violation of preemptive rights. The Companies do not own, beneficially or otherwise, directly or indirectly, any capital stock or share capital of, or other securities, equity or ownership interest in, nor do the Companies have any obligation to form or participate in, any corporation, partnership or other Person other than the Subsidiaries.

(b) Set forth on Section 3.4(b) of the Disclosure Schedule is a complete and accurate list of the following for each Subsidiary: (i) its jurisdiction of incorporation or organization, (ii) its authorized capital stock or share capital (if applicable), (iii) the number of issued and outstanding or allotted shares of its capital stock or share capital (if applicable) and (iv) the holder or holders of such shares or other equity interests. None of the Subsidiaries owns beneficially or otherwise, directly or indirectly, any capital stock or share capital of, or other securities, equity or ownership interest in, or has any obligation to form or participate in, any corporation, partnership or other Person. All of the outstanding shares of capital stock of Anacubis have been duly authorized, validly issued, fully paid, nonassessable, and have not been issued in violation of preemptive rights. The entire issued share capital of each of i2 AESOP and i2 Limited has been duly authorized, validly issued and allotted, fully paid, and have not been issued in violation of preemptive rights.

(c) CPS has good title to, and is the record owner of, the CP UK Share, free and clear of any and all liens, pledges, leases, security interests, encumbrances, mortgages, deficits in title, restrictions on transfer (other than pursuant to applicable securities laws) or other restrictions of a similar kind (hereinafter collectively referred to as “Liens”). CPGS has good title to, and is the record owner of, the i2, Inc. Shares, free and clear of any and all Liens. CP UK or i2 Limited has good and marketable title to, and is the record and beneficial owner of, the shares of capital stock or share capital of each Subsidiary as set forth on Section 3.4(b) of the Disclosure Schedule, free and clear of any Liens.

(d) There are no subscriptions, options, convertible securities, calls, puts, rights, warrants, or other agreements, claims, or commitments of any nature whatsoever obligating any of the Companies or Subsidiaries to purchase, redeem, issue, transfer, allot, deliver, or sell, or cause to be purchased, redeemed, issued, transferred, allotted, delivered, or sold, additional shares or other securities of any of the Companies or Subsidiaries. There are no dividends that have accrued or been declared but are unpaid on the shares or equity of any of the Companies or Subsidiaries, and there are no stock appreciation, phantom stock, or similar rights with respect to the shares or equity of any of the Companies or Subsidiaries. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock of the Companies and Subsidiaries.

3.5 Ownership of Assets and Related Matters.

(a) Real Property.

(i) The Companies and Subsidiaries do not currently own, and have not previously owned, any real property.

(ii) Section 3.5(a) of the Disclosure Schedule sets forth a correct and complete list of all leases and agreements granting any of the Companies or Subsidiaries possession of or rights to real property (the “Real Property Leases”). True and correct copies of the Real Property Leases, together with all amendments, extensions, renewals and assignments, have been made available to Buyer.

(b) Personal Property. Section 3.5(b) of the Disclosure Schedule sets forth a correct and complete list of all leases and agreements granting any of the Companies or Subsidiaries possession of or rights to personal property and requiring lease payments in excess of $50,000 per annum (the “Personal Property Leases”). True and correct copies of the Personal Property Leases, together with all amendments, extensions, renewals and assignments, have been made available to Buyer.

(c) Ownership. Except for Software licensed to any of the Companies or Subsidiaries as set forth in Section 3.5(c) of the Disclosure Schedule and Software licensed to the Companies or Subsidiaries not required to be set forth in Section 3.15(b) of the Disclosure Schedule and the other items set forth in Section 3.5(c) of the Disclosure Schedule, and except for (i) the Excluded Assets, the Contributed Assets and assets that are to be used to provide services contemplated by the Transition Services Agreement and (ii) assets leased under the Real Property Leases and the Personal Property Leases, all assets that are used by the Companies and the Subsidiaries in the operation of the Business are owned by and in the possession of one of the Companies or Subsidiaries, free and clear of all Liens (other than the (A) liens for utilities and current taxes not yet due and payable, (B) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other similar Liens arising or incurred in the Ordinary Course of Business (as defined in Section 3.8) for sums not yet due and payable, (C) utility easements, covenants and restrictions of record which are not violated by the current use or occupancy of the encumbered property, (D) zoning or similar laws which are not violated by the current use or occupancy of the encumbered property, (E) Liens being contested in good faith as to which appropriate reserves have been established to the extent required by GAAP, and (F) any other Liens that do not materially interfere with the operation of Business as currently conducted (collectively, “Permitted Liens”)).

3.6 Financial Statements. The Sellers have delivered to Buyer the following:

(a) the unaudited balance sheet and related unaudited annual statement of income of the Business as of and for the fiscal year ended December 31, 2006 (the “2006 Financial Statements”);

(b) the draft audited balance sheet and related draft audited annual statement of income and cash flows of the Business as of and for the fiscal year ended December 31, 2007 (collectively, the “Draft 2007 Year-End Financial Statements”); and

(c) the unaudited balance sheet of the Business as of March 31, 2008 (the “Interim Balance Sheet”) and the related unaudited statements of income for the 3-month period then ended (together with the Interim Balance Sheet, the “Interim Financial Statements”). The 2006 Financial Statements, the Draft 2007 Year-End Financial Statements and the Interim Financial Statements are hereinafter referred to, collectively, as the “Financial Statements.”

Copies of the Financial Statements are attached as Section 3.6 of the Disclosure Schedule. The Financial Statements have been prepared in accordance with the books and records of the Companies and Subsidiaries (which books and records are accurate in all material respects). The balance sheets included in the Financial Statements fairly present, in all material respects, the financial position of the Business, as of the respective dates thereof, and the statements of income and cash flows included in the Financial Statements fairly present, in all material respects, the results of operations of the Business for the respective periods set forth therein, in each case in accordance with GAAP, subject, in the case of the Interim Financial Statements, to normal year-end adjustments (which would not be material in the aggregate) and the absence of footnotes. The Year-End Financial Statements gave a true and fair view of the state of affairs and assets and liabilities of CP UK (or of the U.K. Entities as a group to the extent that they are consolidated accounts) at December 31, 2007 and of its profit or loss and cashflows (or of the U.K. Entities as a group to the extent that they are consolidated accounts) for the period to which they relate.

The balance sheet to be included in the Final 2007 Financial Statements (as defined in Section 7.3(g)) will fairly present, in all material respects, the financial position of the Business,

as of December 31, 2007, and the statement of income and cash flows to be included in the Final 2007 Financial Statements will fairly present, in all material respects, the results of operations of the Business for the fiscal year ended December 31, 2007, in each case in accordance with GAAP.

3.7 No Undisclosed Liabilities. Except as set forth in Section 3.7 of the Disclosure Schedule, none of the Companies or Subsidiaries has any liabilities required to be shown in the Interim Balance Sheet in accordance with GAAP, except (a) to the extent reflected in the Interim Balance Sheet, (b) those liabilities expressly disclosed in this Agreement (including the schedules hereto), (c) those liabilities incurred in the Ordinary Course of Business since the date of the Interim Balance Sheet (none of which result from, arise out of, relate to, are in the nature of, or were caused by, any breach of contract, tort, infringement or violation of law), and (d) liabilities that would not, individually or in the aggregate, exceed $50,000.

3.8 Absence of Certain Changes. Except as set forth in Section 3.8 of the Disclosure Schedule or as expressly contemplated by this Agreement, since December 31, 2007, there has not been (a) any Material Adverse Effect, (b) any damage, destruction, loss, or casualty to property or assets of any of the Companies or Subsidiaries in excess of $25,000 in the aggregate, (c) any incurrence, assumption or creation by any of the Companies or Subsidiaries of any indebtedness for borrowed money, (d) any liability as a guarantor or surety with respect to the obligations of others, (e) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any securities of the Companies or Subsidiaries (other than in the Ordinary Course of Business (as defined below)), (f) any grant of any options, warrants, calls or rights to acquire any shares of any securities of the Companies or Subsidiaries or any split, combination or reclassification of any securities of the Company or Subsidiaries, (g) any material change (including any change in compensation payable, deferred compensation or employee benefits) with respect to the management, supervisory or other key personnel of the Companies and Subsidiaries, any termination of employment of a material number of employees of the Companies and Subsidiaries or any labor dispute or claim of unfair labor practices, (h) any entry into any material agreement (other than in the Ordinary Course of Business), or any material modification, termination or material amendment to, or waiver of any material right or material claim under, a material agreement (other than changes in the Ordinary Course of Business which are not adverse to the Company or the Subsidiaries), (i) any sale, assignment, license, encumbrance, abandonment or permission to lapse of material Company Intellectual Property (as hereinafter defined) owned by the Companies or Subsidiaries (other than licenses of Software Products (as hereinafter defined) to customers in the Ordinary Course of Business), or disclosure of any confidential information to any third party (other than pursuant to appropriate confidentiality agreements), (j) any change in any significant accounting methods used by the Companies and Subsidiaries or any significant reversal of accounting accruals or reserves or (k) any sale of assets, loan or contribution, or other intercompany transaction (other than in the Ordinary Course of Business) between or among any of the Companies or Subsidiaries, on the one hand, and the Sellers or any of their Affiliates, on the other hand. Except as expressly contemplated by this Agreement, since December 31, 2007, each of the Companies and the Subsidiaries has (i) extended credit to customers, collected accounts receivable, and paid accounts payable and similar obligations in the ordinary course of business consistent with past practice and custom (including with respect to quantity and frequency) (the “Ordinary Course of Business”) and (ii) conducted the Business in the Ordinary Course of

Business and not engaged in any new line of business or entered into any agreement, transaction, or activity or made any commitment except those in the Ordinary Course of Business.

3.9 Legal Proceedings. Except as set forth in Section 3.9 of the Disclosure Schedule, there are no suits, actions, claims, proceedings, or investigations pending or, or to knowledge of the Sellers, threatened against any of the Companies or Subsidiaries before any Governmental Entity or arbitrator. Except as set forth in Section 3.9 of the Disclosure Schedule, there is no judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against any of the Companies or Subsidiaries or affecting their properties, assets, personnel or business activities.

3.10 Licenses, Permits, and Compliance with Law. The Companies and the Subsidiaries have all authorizations, approvals, licenses, permits, and orders of and from all Governmental Entities (collectively, “Permits”) necessary to carry on the Business as it is currently being conducted and to own, lease, and operate their respective properties, except where the failure to have such Permits would not have a Material Adverse Effect. The Companies and the Subsidiaries are, and to the knowledge of the Sellers have been for the past three (3) years, in compliance with all applicable laws, regulations, and administrative orders of any country, state, province, or municipality or of any subdivision thereof to which it is subject except where failure to comply with such laws, regulations and administrative orders would not, individually or in the aggregate, require payment by or a Loss to the Companies or Subsidiaries of more than $50,000. The Companies and Subsidiaries are, and to the knowledge of the Sellers have been for the past three (3) years, in substantial compliance with the terms and conditions of such Permits and have not received any written (or, to the Sellers’ knowledge, oral) notices that they are in violation of any of the terms or conditions of such Permits. The Companies and Subsidiaries have taken all reasonable action to maintain such Permits. No loss or expiration of any such Permits is pending, reasonably foreseeable, or, to the Sellers’ knowledge, threatened other than expiration in accordance with the terms thereof. Except as set forth in Section 3.10 of the Disclosure Schedule, the Permits owned or used by the Companies and Subsidiaries immediately prior to the Closing hereunder will be available for use on identical terms and conditions immediately subsequent to the Closing hereunder. No order has been made or petition presented or resolution passed for the appointment of an administrator or receiver or liquidator in relation to any U.K. Entity (as defined in Section 5.5), or for its winding up, nor has any distress, execution or other process been levied against any U.K. Entity. Each U.K. Entity is able to pay its debts as they fall due within the meaning of section 123(i) Insolvency Act 1986. No voluntary arrangement under section 1 of the Insolvency Act 1986 or composition in satisfaction of debts of a U.K. Entity has been proposed.

3.11 Company Contracts.

(a) Section 3.11 of the Disclosure Schedule sets forth a correct and complete list of all Company Contracts (as hereinafter defined). Correct and complete copies of all Company Contracts have been made available to Buyer. To the knowledge of the Sellers, there are no existing defaults under any Company Contract that could result in a liability to the Companies and Subsidiaries in excess of $50,000. “Company Contracts” means the following contracts, agreements, commitments, arrangements, understandings, or other instruments (in each case whether oral or written but only to the extent legally binding) to which any of the Companies or Subsidiaries is a party (excluding any insurance contracts):

(i) Real Property Leases and Personal Property Leases;

(ii) Indentures, security agreements, or other agreements and instruments relating to the borrowing of money, the extension of credit or the granting of Liens;

(iii) Management, employment, or consulting agreements, or arrangements or agreements related to temporary services of any kind that require payments greater than $100,000 annually;

(iv) Union or other collective bargaining agreements;

(v) Sales agency, manufacturer’s representative, and distributorship agreements or other distribution or commission arrangements requiring payments in excess of $100,000 per annum;

(vi) (A) outbound non-customer Intellectual Property licenses requiring payments in excess of $50,000 per annum, (B) inbound Intellectual Property licenses relating to Software Products (excluding all licenses for standard “off the shelf” Software and Software with annual licenses or subscription payments per license or subscription of less than $10,000), (C) inbound Intellectual Property licenses requiring payments of over $250,000 per annum, and (D) agreements providing for the grant or receipt of exclusive Intellectual Property rights;

(vii) Agreements for capital expenditures in excess of $250,000 for any single project;

(viii) Agreements which, by their terms, prohibit or restrict the ability of any of the Companies or Subsidiaries to compete or solicit customers anywhere in the world;

(ix) Agreements relating to the acquisition or sale of any company, business, division, or other enterprise, whether in the form of securities purchase, asset acquisition, or otherwise; or

(x) Other than as addressed above, other agreements, contracts, and commitments that involve payments or receipts of more than $250,000 per annum or that were entered into other than in the Ordinary Course of Business (but excluding any insurance contracts).

(b) Sellers have made available to Buyer true and correct copies of all written Company Contracts and descriptions for each oral Company Contract. Each Company Contract is legal, valid, binding and enforceable and in full force and effect, and, to the Sellers’ knowledge, no other party thereto is in material default or material breach and each such other party has performed all the material obligations required to be performed by it thereunder. Neither the Companies nor the Subsidiaries are in breach or default in any material respect (or has received any written notice that it may be) under any of the Company Contracts, and, to the knowledge of the Sellers, no event has occurred which with the passage of time or the giving of notice or both would result in a breach or default under any such Company Contract. Neither the Companies nor the Subsidiaries, as the case may be, has waived any of its material rights under any of the Company Contracts or modified any of the material terms thereof.

(c) Government Contracts.

(i) Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

(A) “Government Bid” means any bid that if accepted or awarded would result in a Government Contract.

(B) “Government Contract” means any contract or agreement between any of the Companies or Subsidiaries and (a) any Governmental Entity, (b) any prime contractor to any Governmental Entity or (c) any subcontractor to any Governmental Entity or any prime contractor to any Governmental Entity.

(C) “Governmental Entity” means any federal, state or local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.

(ii) With respect to each Government Contract and Government Bid, (A) the applicable Company or Subsidiary has complied in all material respects with the terms and conditions of such Government Contract or Government Bid including all clauses, provisions and requirements incorporated expressly, by reference or by operation of any laws and regulations therein; (B) the applicable Company or Subsidiary has complied with the requirements of all applicable laws, regulations and administrative orders, except where failure to comply with such applicable laws regulations and administrative orders would not, individually or in the aggregate, require payment by or a Loss to the Companies or Subsidiaries of more than $50,000; (C) no Governmental Entity nor other Person has notified the applicable Company or Subsidiary in writing that such Company or Subsidiary has breached or violated any certification, representation, clause, provision or requirement, pertaining to such Government Contract or Government Bid; and (D) the applicable Company or Subsidiary or its respective personnel possesses all material security clearances that are necessary under the terms of, or under applicable law with respect to, any such Government Contract or Government Bid.

(iii) None of the Companies or Subsidiaries nor, to the knowledge of the Sellers, any of their respective personnel has been suspended or debarred from doing business with any Governmental Entity or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Entity. To the knowledge of the Sellers, no circumstances exist that would warrant the institution of suspension or debarment proceedings or the finding of nonresponsibility or ineligibility on the part of any of the Companies or Subsidiaries as of the date hereof.

3.12 Tax Returns; Taxes. Except as set forth in Section 3.12 of the Disclosure Schedule:

(a) The Companies and the Subsidiaries (i) have timely filed or caused to be filed on a timely basis with the appropriate taxing authorities all material Tax Returns (as hereinafter defined) required to be filed by or with respect to the Companies and the Subsidiaries, and (ii) have paid all Taxes (as hereinafter defined) on or before the due date for payment thereof. Such Tax Returns are correct and complete in all material respects.

(b) There are no liens for Taxes with respect to the assets of any of the Companies or Subsidiaries (except for statutory liens for current taxes not yet delinquent). None of the Tax Returns applicable to any of the Companies or Subsidiaries is currently being audited or examined by any taxing authority, and no such audit or examination is pending or, to the knowledge of any Seller, threatened. There is no unpaid tax deficiency, determination or assessment currently outstanding against any of the Companies or Subsidiaries for an amount in excess of $50,000. There are no outstanding agreements or waivers extending the statute of limitations relating to the assessment of Taxes applicable to any of the Companies or Subsidiaries.

(c) No claim has ever been made in writing by an authority in a jurisdiction where any of the Companies or Subsidiaries does not file Tax Returns that such Company or Subsidiary is or may be subject to taxation by that jurisdiction.

(d) Each of the Companies and the Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(e) None of the Companies or the Subsidiaries (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return (other than a group the common parent of which was Sellers’ Parent) or (ii) has any liability for the Taxes of any person under Section 1.1502-6 of the United States Treasury Regulation (or any similar provision of state, local or foreign Tax law), as a transferee or successor, or by contract.

(f) None of the Companies or the Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(g) There is no contract, agreement, plan or arrangement to which any of the Companies or the Subsidiaries is a party, including, without limitation, the provisions of this Agreement, covering any employee or former employee of any of the Companies or the Subsidiaries, which, individually or collectively, will give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code or applicable legislation in jurisdictions outside the United States due to the consummation of the transactions contemplated by this Agreement.

(h) None of the Companies or the Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in the United States Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law), (iv) installment sale occurring on or before the Closing Date, or (v) prepaid amount received on or prior to the Closing Date.

(i) None of the Companies or the Subsidiaries has participated in a “reportable transaction,” as set forth in Section 1.6011-4(b) of the United States Treasury Regulations or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a “listed transaction,” as set forth in Section 1.6011-4(b)(2) of the United States Treasury Regulations.

(j) Sellers have delivered or made available to Buyer correct and complete copies of all Income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of the Companies or the Subsidiaries filed or received since January 1, 2004.

(k) For purposes of this Agreement:

(i) “Code” means the Internal Revenue Code of 1986, as amended;

(ii) “Tax” means any federal, state, provincial, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, escheat, stamp, occupation, premium, windfall profits, environmental, customs duty, capital stock, franchise, profits, withholding, social security, unemployment, workers’ compensation, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not; and

(iii) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

3.13 ERISA and Related Matters.

(a) Section 3.13(a) of the Disclosure Schedule lists all deferred compensation, pension, profit-sharing, and retirement plans, and all bonus, welfare, severance pay, and other “employee benefit plans” (as defined in Section 3(3) of ERISA) in respect of or applicable to the U.S. Employees (as hereinafter defined), fringe benefit or stock option plans, including individual contracts, employee agreements, programs, or arrangements in respect of or applicable to the U.S. Employees, providing the same or similar benefits, whether or not written, which are participated in, or maintained by any of the Companies or Subsidiaries or with respect to which contributions are made or obligations assumed by any of the Companies or Subsidiaries in respect of any of the Companies or Subsidiaries (including , notwithstanding the reference to U.S. Employees above, health, life insurance, and other benefit plans maintained for former employees, retirees, independent contractors or directors) or with respect to which the Companies or Subsidiaries may have any liability. Said plans or other arrangements are sometimes individually referred to in this Agreement as a “Company U.S. Benefit Plan” and sometimes collectively referred to in this Agreement the “Company U.S. Benefit Plans.” Except as specifically designated a “Company-Sponsored Plan” on Section 3.13(a) of the Disclosure Schedule, each Company U.S. Benefit Plan is sponsored solely by Sellers.

(b) The Companies and the Subsidiaries have fulfilled their respective obligations, to the extent applicable, under the minimum funding requirements of Section 302 of ERISA and Section 412 of the Code, with respect to each Company U.S. Benefit Plan, all contributions and payments to or with respect to each Company U.S. Benefit Plan required to be made prior to the Closing Date have been made (or will be made prior to the Closing Date), and all contributions and payments to or with respect to each Company U.S. Benefit Plan for all periods ending on or prior to the Closing Date that are not required to be made prior to the Closing Date have been properly accrued. There are no unfunded liabilities with respect to any Company U.S. Benefit Plan. Each Company U.S. Benefit Plan is in substantial compliance with, and has been administered in all material respects consistent with its terms, the presently applicable provisions of ERISA, the Code, and state law including but not limited to the satisfaction of all applicable reporting and disclosure requirements under the Code, ERISA, and state law.

(c) Except as set forth in Section 3.13(c) of the Disclosure Schedule, no “prohibited transaction,” as defined in Section 406 of ERISA and Section 4975 of the Code, has occurred in respect of any such Company U.S. Benefit Plan that could result in liability to the Companies or the Subsidiaries in excess of $50,000, and no civil or criminal action brought pursuant to Part 5 of Title I or ERISA or other investigation, audit, inquiry or claim (other than routine claims for benefits by participants) is pending or, to the knowledge of the Sellers, is threatened in writing or orally against any fiduciary of any such plan or otherwise related to any such plan.

(d) None of the Companies, the Subsidiaries or any Person that, at any relevant time, is treated as a single employer with any of the Companies or Subsidiaries pursuant to Section 414(b), (c), (m), or (o) of the Code (an “ERISA Affiliate”) currently maintains or contributes to any employee benefit plan that is subject to Title IV of ERISA, nor has previously maintained or contributed to any such plan that has resulted in any liability. Neither the Companies nor the Subsidiaries have any liability or obligation otherwise related to an ERISA Affiliate. As of the date hereof, there is no outstanding unpaid minimum funding waiver within the meaning of Code Section 412(d).

(e) None of the Companies, the Subsidiaries or any ERISA Affiliate maintains, or has contributed within the past five (5) years to, any multiemployer plan within the meaning of Sections 3(37) or 4001(a)(3) of ERISA. No such employer currently has any liability to make withdrawal liability payments to any multiemployer plan. There is no pending dispute between any such employer and any multiemployer plan concerning payment of contributions or payment of withdrawal liability payments. Except as set forth in Section 3.13(e) of the Disclosure Schedule, none of the Companies, the Subsidiaries or any ERISA Affiliate provides or has promised to provide post retirement or post employment health, life or other welfare benefits to any current or former employee or dependent thereof (except as may be required by Section 490B of the Code and for which the covered individual pays the full cost of coverage).

(f) The Company U.S. Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received favorable determination letters from the Internal Revenue Service to the effect that such plans are so qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no event has occurred and to the knowledge of the Sellers, no condition exists that would reasonably be expected to adversely affect the qualification of any such plans.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment becoming due to any person under any U.S. Company Benefit Plan, increase any benefits otherwise payable under any such plan or result in the acceleration of time of payment or vesting of any benefits under any such plan.

(h) The Sellers have made available to Buyer true and complete copies of the plan documents (including amendments) currently in effect with respect to each Company U.S. Benefit Plan (or written descriptions of any unwritten Company U.S. Benefit Plan) and, as applicable, the most recent summary plan description, determination or opinion letters and any other material correspondence from any Governmental Entity concerning a Company U.S. Benefit Plan.

(i) Except for state arrangements and the U.K. pension and retirement plans listed in Section 3.13(i) of the Disclosure Schedule (the “Company U.K. Benefit Plans”), none of the Companies or the Subsidiaries is a party to or participates in or contributes to any scheme, superannuation fund, agreement or arrangement (whether legally enforceable or not and including any ex gratia amounts) for the provision of any pension, superannuation, retirement, death, incapacity, sickness, disability, accident or other like benefits for any U.K. Employee or for the widow, widower, child or dependant of any U.K. Employee.

(j) None of the Companies or the Subsidiaries has given any undertaking or assurance as to the continuance, introduction, improvement or increase of any benefit of a kind described in Section 3.13(f) above, or as to the rights of any U.K. Employee or any widow, widower, child or dependant of any U.K. Employee to receive such benefits.

(k) None of the Companies or the Subsidiaries has any obligations to facilitate access to a stakeholder pension scheme under section 3 Welfare Reform and Pensions Act 1999.

(l) None of the Companies or the Subsidiaries is engaged or involved in any proceedings which relate to or are in connection with the Company U.K. Benefit Plans or the benefits thereunder and no such proceedings are pending or, to the knowledge of the Sellers, threatened.

(m) To the knowledge of the Sellers, any Company U.K. Benefit Plans which are capable of being registered under Chapter 2 of Part 4 of the Finance Act 2004 are so registered.

(n) To the knowledge of the Sellers, all material contributions and premiums due and payable by the Companies or the Subsidiaries to the Company U.K. Benefit Plans and all contributions payable by U.K. Employees who are members of the Company U.K. Benefit Plans have been paid when due.

For purposes of this Agreement, “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time, and any regulations or published rulings promulgated or issued thereunder and “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, and any regulations or published ruling promulgated or issued thereunder.

3.14 Labor Matters.

(a) Section 3.14(a) of the Disclosure Schedule sets forth a correct and complete list, as of the date listed therein, of all employees of the Business (each, an “Employee” and, collectively, the “Employees”), together with their respective job titles, dates of hire, and current base salary or hourly rate, subject to compliance with the Data Protection Act 1998. The Employees based or employed in the United States are referred to herein as the “U.S. Employees.” The Employees based or employed in the United Kingdom are referred to herein as the “U.K. Employees.”

(b) There are no disputes or claims pending or, to the knowledge of the Sellers, threatened, between any of the Companies or Subsidiaries and any of the Employees which has resulted, or would reasonably be expected to result in, a Loss in excess of $50,000.

(c) Standard form contracts for each grade or category of the U.K. Employees have been disclosed to Buyer prior to the date of this Agreement.

(d) Details of applicable policies, procedures, benefits and entitlements in respect of the U.K. Employees have been disclosed to Buyer prior to the date hereof.

(e) To the knowledge of the Sellers, no employee listed in Section 3.14(e) of the Disclosure Schedule, or group of employees, has any plans to terminate or materially reduce the scope of employment with the Companies or Subsidiaries.

3.15 Intellectual Property.

(a) As used in this Agreement, “Intellectual Property” means all of the following in any jurisdiction throughout the world (i) patents, patent applications and patent disclosures, (ii) trademarks, service marks, trade dress, trade names, slogans, logos and corporate names and Internet domain names, together with all goodwill associated with each of the foregoing, (iii) copyrights and copyrightable works; (iv) registrations and applications for any of the foregoing, (v) Software, (vi) trade secrets and other confidential information (including, without limitation, ideas, formulae, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, software development methodologies, software architectures, technical data, and customer and supplier lists and information), and (vii) all other intellectual property. “Software” means any and all (i) computer programs, libraries, firmware and middleware, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, and (iii) all programmer and user documentation, including user manuals and training materials, relating to any of the foregoing.

(b) Section 3.15(b) of the Disclosure Schedule sets forth a correct and complete list of: (i) all patented or registered Intellectual Property and patent applications or other applications for registrations of Intellectual Property (including all U.S. federal, state, U.K., European Union and foreign patents, registrations and applications pertaining thereto) owned by any of the Companies or Subsidiaries; (ii) material Software owned by any of the Companies or Subsidiaries ((i) and (ii) collectively, the “Proprietary Intellectual Property”); and (iii) all patented or registered Intellectual Property, patent applications and other applications for registrations of Intellectual Property and Software used by any of the Companies or Subsidiaries pursuant to a license granted by a third party and material to the operation of the Business as currently conducted (except for licenses of standard “off the shelf” Software or Software with annual license or subscription payments per license or subscription of less than $10,000) (clause (iii), the “Licensed Intellectual Property”).

(c) The Companies or the Subsidiaries own all right, title and interest in and to all of the Proprietary Intellectual Property and own all right, title and interest in and to, or have a right to use, pursuant to a license agreement, the Licensed Intellectual Property and all other Intellectual Property used in, or necessary for, the operation of the Business as currently conducted, free and clear of all Liens other than Permitted Liens (the Proprietary Intellectual Property, the Licensed Intellectual Property and such other Intellectual Property, collectively, the “Company Intellectual Property”).

(d) Except as set forth in Section 3.15(d) of the Disclosure Schedule, no claims are pending or, to the knowledge of the Sellers, threatened against any of the Companies or Subsidiaries by any Person with respect to the ownership or use of any of the Company Intellectual Property or challenging or questioning the validity or enforceability of any of the Company Intellectual Property or any license or agreement relating to the same.

(e) Except as set forth in Section 3.15(e) of the Disclosure Schedule, the use by any of the Companies or Subsidiaries of the Company Intellectual Property and the conduct of the Business do not and, to the Sellers’ knowledge, have not within the past three (3) years from the Closing Date, infringed, misappropriated, or otherwise conflicted with any Intellectual Property rights of any third party. Except as set forth in Section 3.15(e) of the Disclosure Schedule, the Companies and Subsidiaries have not received within the past three (3) years from the Closing Date any notices of any infringement, misappropriation or other conflict with any Intellectual Property of any third party (including, without limitation, any demand or request that the Companies or Subsidiaries license any rights from a third party). To the knowledge of the Sellers, no third party is infringing, misappropriating or otherwise conflicting with any of the Company Intellectual Property. To the knowledge of the Sellers, the transactions contemplated by this Agreement will not have an adverse effect on the Companies’ or the Subsidiaries’ right, title or interest in and to the Intellectual Property listed in Section 3.15(b) of the Disclosure Schedule and all of such Intellectual Property shall be owned or available for use by the Companies and the Subsidiaries on identical terms and conditions immediately after the Closing.

(f) The Companies and Subsidiaries have taken commercially reasonable actions to maintain and protect all of the Company Intellectual Property so as not to materially adversely affect the validity or enforceability thereof (excluding any and all items of the Company Intellectual Property that the Company and its Subsidiaries have elected to abandon or to lapse in the Ordinary Course of Business). Without limiting the generality of the foregoing all current employees, contractors and consultants of the Company and Subsidiaries who have participated in the creation or development of any of the Company Intellectual Property have executed and delivered to the Companies or the Subsidiaries a valid and enforceable agreement (i) providing for the non-disclosure by such Person of any confidential information of the Companies and the Subsidiaries, and (ii) providing for the assignment by such Person to Sellers’ Parent, CPS, the Companies or Subsidiaries of any Intellectual Property arising out of such Person’s employment by, engagement by, or contract with Sellers’ Parent, CPS, the Companies or the Subsidiaries.

(g) Except as set forth in Section 3.15(g) of the Disclosure Schedule, the collection, use, storage, processing, import, export and disclosure by the Companies or the Subsidiaries of personally identifiable information or other protected information relating to individuals are currently, and have been to the Sellers’ knowledge during the past three (3) years from the Closing Date, in compliance with all applicable laws, statutes, treaties, ordinances, rules, regulations, orders, pronouncements having the effect of law or other requirements of any Governmental Entity relating to data collection, use, privacy or protection. Except as set forth in Section 3.15(g) of the Disclosure Schedule, the Companies and the Subsidiaries are presently, and have been to the Sellers’ knowledge during the past three (3) years from the Closing Date, in compliance with their respective privacy policies. The transactions contemplated by this Agreement do not violate any applicable privacy laws or regulations, or the respective privacy policies of the Companies or the Subsidiaries.

(h) Except as set forth in Section 3.15(h) of the Disclosure Schedule, to the knowledge of the Sellers, the Companies or the Subsidiaries have not experienced any incident in which personally identifiable information or other protected information relating to individuals was stolen or improperly accessed, and the Companies and the Subsidiaries are not aware of any facts suggesting the likelihood of the foregoing, including, without limitation, any breach of security or any notices or complaints from any Person regarding any such information.

(i) Except as set forth in Section 3.15(i) of the Disclosure Schedule, no Software is subject to the GNU General Public License or Lesser General Public License, or any similar license commonly called “open source” license (“Open Source Software”) (i) requiring or conditioning the distribution of Software Products on (A) the disclosure, licensing or distribution of any source code for any portion of Software Products, (B) the licensing of Software Products for the purpose of making derivative works, or (C) the distribution of Software Products at no charge, or (ii) otherwise imposing any limitation, restriction or condition on the right or ability of the Companies or the Subsidiaries to license or distribute any Software, that is licensed or distributed to any Person in connection with the Business as currently conducted (“Software Products”). Section 3.15(i) of the Disclosure Schedule also sets forth a list of all Open Source Software incorporated into or linked with any of the Software Products.

(j) Except as set forth in Section 3.15(j) of the Disclosure Schedule, none of the Companies or Subsidiaries is a party to any agreement with an escrow agent requiring the deposit of source code to any Software Product and no person (excluding the Companies, Subsidiaries and Sellers) has accessed or asserted any right to access the same, including rights of access pursuant to any such escrow agreement.

(k) Except as set forth in Section 3.15(k) of the Disclosure Schedule, (i) the Companies and Subsidiaries have not granted any use, indemnities or other rights to the Software Product to any Person that are materially broader than what is typically granted in the ordinary course of business by Persons engaged in the business comparable to the business of the Companies and Subsidiaries, and (ii) none of the Government Contracts or agreements relating to Software Products contain or are subject to any federal acquisition regulation clause or any other similar requirement of Governmental Entities that, directly or indirectly, provides for unlimited usage or other rights, or ownership by such Government Entity of work product created by or for the Companies.

3.16 Brokers, Finders, and Investment Bankers. Other than Wachovia Capital Markets, LLC and Merrill Lynch & Co. (whose fees and expenses shall be paid by the Sellers), none of the Sellers, the Companies or the Subsidiaries has engaged any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with the transactions contemplated by this Agreement.

3.17 Insurance. The currently-effective insurance policies maintained by the Company or its Affiliates (the “Policies”) provide adequate insurance coverage for the assets and operations of the Business consistent with past practice and are in types and amounts that to the Sellers’ knowledge are reasonable.

3.18 Accounts Receivable. Except as set forth in Section 3.18 of the Disclosure Schedule, all accounts receivable of the Companies and Subsidiaries are (a) bona fide receivables incurred in the Ordinary Course of Business; (b) properly reflected on the Companies and Subsidiaries books and records consistent with past practice; and (c) not subject to any counterclaim, or a claim for a chargeback, deduction, credit, set-off or other offset, other than which, as of the date of this Agreement, have been fully reserved for on the face of the Interim Balance Sheet. No Person has any encumbrance on any accounts receivable or any part thereof, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Companies and Subsidiaries with respect to any accounts receivable other than in the Ordinary Course of Business.

3.19 Customers. Section 3.19 of the Disclosure Schedule sets forth a true and complete list of the names and addresses of the ten (10) largest customers of the Companies and Subsidiaries (individually, a “Customer” and, collectively, the “Customers”) by net sales for the fiscal year ended December 31, 2007. Except as set forth in Section 3.19 of the Disclosure Schedule, no actual termination or cancellation of the business relationship with any Customer has occurred or, to the knowledge of the Sellers, has been threatened in writing.

3.20 Affiliate Transactions. Except as set forth in Section 3.20 of the Disclosure Schedule, other than intercompany services provided to or on the behalf of the Business by Sellers’ Parent and its Affiliates, none of the Sellers nor any of their Affiliates is a party to any agreement, contract, commitment or transaction with either of the Companies or any of the Subsidiaries or has any interest in any property used by the Companies or the Subsidiaries, except as expressly contemplated by this Agreement.

3.21 Closing Date. The representations and warranties contained in this Section 3 shall be true and correct on the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (except in each case with respect to any representations or warranties made as of a specific date, in which case such representations and warranties shall be true and correct as of such date, and except as may otherwise result from any action taken by the Companies or Subsidiaries following the date hereof not in violation of Section 5.1 of this Agreement, none of which actions shall constitute a breach of contract, tort, infringement or violation of law).

Section 4. Representations and Warranties of Buyer.

Buyer hereby represents and warrants to the Sellers, as follows:

4.1 Organization. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization.

4.2 Authorization. Buyer has the corporate power and authority to execute and deliver this Agreement and each other certificate, agreement, document or instrument to be executed and delivered by Buyer in connection with the transactions contemplated by this Agreement (the “Buyer Ancillary Documents”), and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Buyer Ancillary Documents and the performance by Buyer of its covenants and agreements hereunder and thereunder have been duly and validly authorized by all necessary corporate action of Buyer. This Agreement has been, and the Buyer Ancillary Documents shall be as of the Closing Date, duly executed and delivered by Buyer and do or shall, as the case may be, constitute the valid and binding agreements of Buyer, enforceable against Buyer in accordance with their respective terms, except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.3 Absence of Restrictions and Conflicts. The execution, delivery, and performance of this Agreement and the Buyer Ancillary Documents, the consummation of the transactions contemplated by this Agreement and the Buyer Ancillary Documents, and the fulfillment of and compliance with the terms and conditions of this Agreement and the Buyer Ancillary Documents do not and will not (as the case may be) violate or conflict with, constitute a breach of or default under, or permit the acceleration of any obligation under, (a) any term or provision of the charter documents or bylaws of Buyer, (b) any contract, agreement or commitment to which Buyer is bound, or (c) any judgment, decree, or order of any Governmental Entity to which Buyer is a party. Except for applicable requirements of the HSR Act and as set forth on Schedule 4.3, no consent, approval, order, or authorization of, or registration, declaration, or filing with, any Governmental Entity with respect to Buyer is required in connection with the execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated by this Agreement.

4.4 Brokers, Finders, and Investment Bankers. Buyer has not engaged any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with the transactions contemplated by this Agreement.

4.5 Purchase for Investment.

(a) Buyer is acquiring the Shares solely for investment for its own account and not with the view to, or for resale in connection with, any “distribution” (as such term is used in Section 2(11) of the U.S. Securities Act of 1933, as amended (the “Securities Act”)) thereof. Buyer understands that the Shares have not been registered under the Securities Act or any state or foreign securities laws by reason of specified exemptions therefrom that depend upon, among other things, the bona fide nature of its investment intent as expressed herein and as explicitly acknowledged hereby and that under such laws and applicable regulations such securities may not be resold without registration under the Securities Act or under applicable state or foreign law unless an applicable exemption from registration is available.

(b) Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

4.6 Litigation. There is no claim, action, suit, proceeding or governmental investigation pending or, to the knowledge of Buyer, threatened against Buyer, by or before Governmental Entity or by any third party which challenges the validity of this Agreement or which would be reasonably likely to adversely affect or restrict Buyer’s ability to consummate the transactions contemplated hereby.

4.7 Availability of Funds. Buyer has received (a) the financing commitment attached hereto as Exhibit F (the “Debt Commitment Letter”) to provide debt financing in the amount and on the terms and conditions set forth therein (the “Debt Financing”), and (b) the Equity Commitment Letter (together with the Debt Commitment Letter, the “Commitment Letters”, and the financing contemplated by the Equity Commitment Letter, the “Equity Financing”). Each of the Commitment Letters is in full force and effect as of the date hereof. None of the Commitment Letters has been amended or modified prior to the date of this Agreement, and the obligations of the financing sources to fund the commitments under the Commitment Letters are not subject to any conditions other than as set forth in the Commitment Letters.

Section 5. Additional Covenants and Agreements.

5.1 Conduct of the Business. The Sellers agree that, during the period from the date of this Agreement to the Closing, except as otherwise contemplated by this Agreement or the Disclosure Schedule or as consented to by Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), the Sellers shall cause the Companies and the Subsidiaries:

(a) to conduct the Business in the Ordinary Course of Business;

(b) to use commercially reasonable efforts to (i) retain the services of their employees, except for attrition of such employees in the Ordinary Course of Business, and (ii) maintain, preserve and retain relationships with their suppliers and customers;

(c) not to sell, assign or dispose of, license, encumber, abandon, or permit to lapse any material tangible or intangible assets (other than licenses of Software Products to customers in the Ordinary Course of Business) and not to disclose any confidential information to any third party (other than pursuant to appropriate confidentiality agreements);

(d) not to amend their charter documents or bylaws;

(e) not to issue, sell, or grant any of its shares or equity interests or any options, warrants, or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of any of its shares or equity interests;

(f) not to incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, other than borrowings in the Ordinary Course of Business or incur any material Liens on any material asset or property;

(g) not to enter into any agreement or arrangement that limits in any material respect or otherwise restricts in any material respect the conduct of the Companies’ and Subsidiaries’ business (including limitations or restrictions on engaging or competing in any line of business, in any location or with any Person);

(h) to comply with all Company Contracts, material legal requirements and contractual liabilities applicable to the operations and business of the Companies and Subsidiaries and pay all applicable Taxes when due and payable;

(i) not make commitments for capital expenditures of greater than $250,000 in the aggregate which will not be funded prior to the Closing;

(j) not to make any change in employment terms for any of their employees other than as required by law, terminations for cause or customary salary increases and adjustments in benefits which in no event will have the effect of increasing overall compensation by greater than 10%;

(k) except as otherwise required by applicable Laws, not to change any Tax election, change any annual accounting period, change any accounting method, file any amended Tax Return, or surrender any right to claim a refund of Taxes; and

(l) agree to do any of the things described in the preceding clauses (a) through (k).

5.2 Access to Information.

(a) Between the date of this Agreement and the Closing, the Sellers shall (i) give Buyer, its prospective lenders and their authorized representatives reasonable access to all books, records, offices and other facilities and properties of the Companies and the Subsidiaries; (ii) permit Buyer to make such inspections thereof as Buyer may reasonably request; and (iii) cause the officers of the Companies and the Subsidiaries to furnish Buyer with such financial and operating data and other information with respect to the business and properties of the Companies and the Subsidiaries as Buyer may from time to time reasonably request; provided, however, that any such investigation shall be conducted during normal business hours under the supervision of the Sellers’ personnel and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated hereby and not interfere unreasonably with the business operations of any of the Sellers, the Companies or Subsidiaries.

(b) All information concerning any of the Sellers, the Companies or the Subsidiaries furnished or provided by any of the Sellers, the Companies, or the Subsidiaries or their representatives to Buyer or its representatives (whether furnished before or after the date of this Agreement) shall be held subject to that certain confidentiality agreement by and between Silver Lake Management Company Sumeru, L.L.C. and Sellers’ Parent, dated December 14, 2007 (the “Confidentiality Agreement”). Effective as of the Closing, the Confidentiality Agreement shall terminate and be of no further force or effect. For purposes of clarification, if this Agreement is terminated for any reason, the Confidentiality Agreement will remain in effect in accordance with its terms.

5.3 Consents. Each of the parties hereto shall cooperate, and use its reasonable best efforts, to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and other third parties necessary to consummate the transactions contemplated by this Agreement. In addition to the foregoing, Buyer agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought in connection with the transactions contemplated hereby.

5.4 Reasonable Best Efforts. Each of the parties shall cooperate, and use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. Not in limitation of the foregoing, promptly upon execution and delivery of this Agreement, each of the parties will prepare and file as promptly as possible, or cause to be prepared and filed, with the appropriate Governmental Entity, a notification with respect to the transactions contemplated by this Agreement pursuant to the HSR Act and the filings and approvals described on Schedule 5.4, supply all information requested by any such Governmental Entity in connection with the HSR Act notification or such other laws and cooperate with each other in responding to any such request. Each of the parties shall cooperate with each other in promptly filing any other necessary applications, reports or other documents with any Governmental Entity having jurisdiction with respect to this Agreement and the transactions contemplated hereby, and in seeking necessary consultation with and prompt favorable action by such Governmental Entity.

5.5 Fees and Expenses. The Sellers will pay all costs and expenses incurred by the Sellers, the Companies or the Subsidiaries in connection with the transactions contemplated by this Agreement (including, without limitation, attorneys’ and accountants’ fees and expenses). Buyer shall bear all such costs and expenses incurred by Buyer in connection with the transactions contemplated by this Agreement (including, without limitation, attorneys’ and accountants’ fees and expenses). Buyer shall be responsible for the filing fees required under the HSR Act and any other applicable competition, foreign investment or antitrust laws in connection with the transactions contemplated by this Agreement. Any obligation in this Agreement on CP UK or any Subsidiary incorporated in England and Wales (each, a “U.K. Entity”) to make any payment whatsoever binds such U.K. Entity only to the extent that such U.K. Entity can pay such costs and expenses under the law of England and Wales (and in particular, under the Companies Act 1985 (as amended)). To the extent that English law may prohibit any such payment(s) by such U.K. Entity, the Sellers shall be responsible for making the relevant payment with no liability accruing to such U.K. Entity and no reduction in the net asset value of such U.K. Entity as a result of such payment.

5.6 Confidentiality. The Sellers and Buyer shall mutually coordinate any public announcements regarding this Agreement or the transactions contemplated by this Agreement to the financial community, government agencies, employees, or the general public and neither party shall make any public announcement regarding this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party; provided that no prior consent is required for a public announcement or other communication required pursuant to applicable law, including a rule of a listing authority by which either party is bound by. Buyer and the Sellers shall each cause their respective advisors or other representatives to comply with this Section 5.6.

5.7 Covenant to Satisfy Conditions. The Sellers will use their reasonable best efforts to ensure that the conditions set forth in Section 7 hereof are satisfied, insofar as such matters are within the control of the Sellers, and Buyer will use its reasonable best efforts to ensure that the conditions set forth in Section 7 hereof are satisfied, insofar as such matters are within the control of Buyer. The parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

5.8 Employees; Employee Benefits.

(a) Except as provided in the Transition Services Agreement, for the period beginning on the Closing Date and ending on the first (1st) anniversary of the Closing Date, Buyer shall, or shall cause the Companies or the Subsidiaries to, provide each U.S. Employee with compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits provided to each such Employee as of the date hereof and disclosed to Buyer (excluding equity-based compensation or benefits, special retention and other similar bonuses paid or payable with respect to arrangements established to ensure continuity of employment arising from this transaction), provided that (i) Buyer, in providing such substantially comparable compensation and benefits, shall not be required to provide or maintain any particular plan or benefit that was provided to or maintained for Employees prior to the Closing (and, for the avoidance of doubt, the Parties agree that the benefits listed in Section 5.8(a) of the Disclosure Schedule are substantially comparable in the aggregate to the benefits provided to the U.S. employees as of the date hereof) and (ii) nothing herein shall be deemed to create anything other than an “at will” employment relationship between the Buyer, the Companies or the Subsidiaries, on the one hand, and any U.S. Employee, on the other hand. Buyer shall treat all service completed by a U.S. Employee with any of the Companies, Subsidiaries or any Affiliate thereof, and any predecessor thereto, the same as service completed with Buyer for purposes of waiting periods relating to preexisting conditions under medical plans, vacations, severance pay, eligibility to participate in, vesting or payment of benefits under, and eligibility for early retirement or any subsidized benefit provided for under any employee benefit plan (including, but not limited to, in respect of the U.S. Employees, any “employee benefit plan” as defined in Section 3(3) of ERISA) maintained by Buyer on or after the Closing Date in which an Employee participates, except for purposes of benefit accruals and only to the extent (i) such service crediting will not result in duplication of benefits and (ii) such service was credited under the analogous Company U.S. Benefit Plans immediately prior to the Closing Date. For purposes of computing deductible amounts (or like adjustments or limitations on coverage) for the plan year in which the Closing Date occurs under any employee welfare benefit plan in respect of the U.S. Employees (including, without limitation, any “employee welfare benefit plan” as defined in Section 3(l) of ERISA), expenses and claims recognized during such year for similar purposes under the applicable welfare benefit plan of any of the Companies, any Subsidiaries or any Affiliate thereof shall be credited or recognized under the comparable plan maintained after the Closing Date by Buyer to the extent such crediting will not result in the duplication of benefits.

(b) After the Closing Date, Buyer shall be responsible for, and shall indemnify and hold harmless the Sellers and their Affiliates and their officers, directors, employees, Affiliates and agents and the Seller-employed fiduciaries of the Company Benefit Plans, from and against, any and all claims, losses, damages, costs and expenses (including, without limitation, attorneys’ fees and expenses) and other liabilities and obligations relating to or arising out of (i) all salaries, bonuses, commissions and vacation entitlements accrued by any of the Companies or Subsidiaries but unpaid as of the Closing but only to the extent included in the Final Closing Statement, and (ii) any claims of, or damages or penalties sought by, any Employee, or any Governmental Entity on behalf of or concerning any Employee, with respect to any act or failure to act by Buyer to the extent arising from the employment, discharge, layoff or termination of any Employee after the Closing Date. Sellers and their Affiliates shall be responsible for, and shall indemnify and hold harmless Buyer and its Affiliates and their officers, directors, employees, Affiliates and agents and the Buyer-employed fiduciaries of any employee benefit plan maintained by Buyer or the Companies after the Closing Date, from and against, any and all claims, losses, damages, costs and expenses (including, without limitation, attorneys’ fees and expenses) and other liabilities and obligations relating to or arising out of any Company U.S. Benefit Plan or any other employee benefit plan, program, policy, or arrangement at any time sponsored or maintained by Seller or any ERISA Affiliate (other than a Company-Sponsored Plan as described in Section 3.13(a)), other than with respect to such plans benefiting U.K. Employees.

(c) Notwithstanding anything herein to the contrary, any liabilities or obligations relating to the additional compensation to be paid to certain employees of the Companies pursuant to those certain retention agreements executed by any of the Sellers and certain Employees (the “Retention Agreements”) relating to the potential sale of the Business will be retained by such Seller. The Sellers agree to perform and discharge their obligations under the Retention Agreements, and the Sellers shall not amend, waive, modify or supplement any provision of the Retention Agreements without the prior written consent of Buyer.

(d) Sellers hereby agree that any current or former U.S. employee of the Companies or Subsidiaries who, as of the Closing Date, (i) is short-term disabled or receiving (or in an eligibility waiting or exclusion period for purposes of receiving) short-term disability benefits and who subsequently receives (or is in an eligibility waiting or exclusion period for purposes of receiving) long-term disability benefits related to the same disability event, or (ii) is receiving (or is in an eligibility waiting or exclusion period for purposes of receiving) long-term disability benefits, shall become eligible or continue to be eligible, as applicable, to receive such benefits under a disability plan of Sellers.

(e) As soon as practicable following the Closing, Buyer or one of its Affiliates shall have in effect a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Buyer 401(k) Plan”). Sellers shall take all actions necessary or appropriate to ensure that, under the terms of the 401(k) plan covering U.S. Employees immediately prior to the Closing (“Seller 401(k) Plan”), each U.S. Employee is fully vested in and eligible to receive a distribution of their account balance from the Seller 401(k) Plan as a result of the Closing. Sellers shall take all actions necessary to permit the rollover in cash (or outstanding loan promissory notes for participant loans, but not including any shares of Sellers’ stock) of account balances (including outstanding loans) of U.S. Employees, at the request of any such Employee, from the Seller 401(k) Plan to the Buyer 401(k) Plan. Prior to the Closing, Sellers shall take all actions necessary and appropriate either (i) to transfer sponsorship of the Templar Corporation 401(k) Plan (the “Templar Plan”) from the Company to the Sellers or one of its Affiliates effective prior to the Closing or (ii) to terminate the Templar Plan and distribute all of its assets to the appropriate participants prior to the Closing, and shall provide evidence of same to Buyer. From and after the Closing, none of Buyer, the Companies, nor any of their Affiliates shall have any obligation or liability with respect to the Templar Plan, and the Sellers shall be solely responsible for, and shall indemnify and hold harmless Buyer, the Companies and their Affiliates (and the officers, directors and employees thereof) from and against any and all liabilities, claims, losses, damages, costs and expenses and obligations relating to the Templar Plan.

(f) The welfare benefit plans sponsored by Sellers shall retain liability and obligation for all claims incurred under such plans on or prior to the Closing Date by U.S. Employees, former employees of the Companies or Subsidiaries, and any dependents and beneficiaries thereof, including claims which are not submitted until after the Closing Date. For this purpose, a claim is deemed incurred (i) on the date of the occurrence of death, dismemberment or accident in the case of claims under life insurance, accidental death and dismemberment and business travel accident plans, and (ii) on the date on which the service, treatment, material or supply is provided in the case of claims under medical, dental, hospital, prescription drug and other plans; provided that a service, treatment, material or supply provided during hospitalization shall be deemed incurred on the date the hospitalization commenced.

(g) Nothing in this Section 5.8 or any other provision of this Agreement shall create any third party beneficiary right in any Employee or former Employee or be construed to establish, amend, or modify any benefit or compensation plan, program, agreement or arrangement, or limit the ability of the Buyer or any of its Affiliates (including, following the Closing the Companies) to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

5.9 No Solicitation by Buyer. For a period of two (2) years following the date hereof, if this Agreement is terminated for any reason pursuant to Section 8, Buyer shall not, directly or indirectly, (a) hire or employ anyone who was an employee of the Companies or Subsidiaries as of the date hereof or (b) actively solicit or induce any such employee of any of the Companies or Subsidiaries to leave such employment and become an employee, agent or contractor of Buyer or any of its Affiliates; provided, however, that nothing in this Section 5.9 shall prohibit (a) the placing of any advertisements for positions to members of the public generally, such as through newspapers or magazines (including industry-specific magazines), radio, television or direct mail, or (b) the recruitment, solicitation or attempt to hire of any individual whose employment with the Companies or Subsidiaries terminated prior to February 29, 2008; provided, however, Buyer will not recruit, solicit or hire any individual set forth in Section 5.9 of the Disclosure Schedule.

5.10 Use of Corporate Names and Trademarks.

(a) The parties acknowledge that the Sellers are retaining all rights with respect to the name “ChoicePoint” and all derivations thereof (collectively, the “ChoicePoint Marks”).

(b) Sellers hereby grant to Buyer, the Companies and Subsidiaries a non-exclusive, worldwide, fully-paid and royalty-free license under any rights Sellers may have in the ChoicePoint Marks, to use the ChoicePoint Marks: (i) on exterior signs and other identifiers located on the Companies’ or the Subsidiaries’ property or premises for a period of ninety (90) days after the Closing Date; (ii) on the Companies’ and Subsidiaries’ letterhead, envelopes, invoices, supplies, labels, web site publications and other communications media of any kind for a period of one hundred and twenty (120) days after the Closing Date; and (iii) on each Software Product after the Closing Date and until the general release and distribution of the next version of such Software Product to customers of the Company and the Subsidiaries. Notwithstanding the foregoing, Buyer will, at its own expense, cease the use of the ChoicePoint Marks as soon as reasonably practical and, in any event, within the time frames provided for in the immediately preceding sentence. Buyer agrees that to the extent the ChoicePoint Marks are used on any Software Product after the Closing Date, such Software Product will be of a quality substantially consistent with the quality of such Software Product distributed by the Companies or Subsidiaries prior to the Closing Date.

5.11 Retention of Records. Buyer agrees that it will maintain, for at least seven (7) years or such longer time as may be required by law (the “Retention Period”), the books, records and documents of the Companies and the Subsidiaries existing as of the Closing Date. During normal business hours, Buyer shall afford the Sellers and their respective representatives full access, for reasonable purposes, to such books, records and documents at all times during the

Retention Period except where such books, records and documents are related to or subject to a dispute between the parties (including with respect to outstanding litigation); provided, however, that nothing herein shall require either party to disclose any information to the other if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any applicable law (it being understood that each party shall cooperate in any reasonable efforts, at the cost of the requesting party, and requests for waivers that would enable otherwise required disclosure to the other party to occur without so jeopardizing privilege or contravening such law, duty or agreement). Notwithstanding the foregoing, any and all such records may be destroyed by a party if such destroying party sends to the other party hereto written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the 30th day following such notice unless the other party hereto notifies the destroying party that such other party desires to obtain possession of such records, in which event the destroying party shall transfer the records to such requesting party and such requesting party shall pay all reasonable expenses of the destroying party in connection therewith.

5.12 Limited Representations and Warranties.

(a) Buyer acknowledges that, except as expressly set forth in this Agreement, none of the Sellers, the Sellers’ Affiliates, the Companies, the Subsidiaries, or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding any of the Sellers, the Sellers’ Affiliates, the Companies, the Subsidiaries or the Business, and further agrees that, except as expressly set forth in this Agreement, none of the Sellers, the Sellers’ Affiliates, the Companies, the Subsidiaries or any other Person will be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any such information, including, without limitation, any information document or material made available to Buyer or their representatives in any “data room,” management presentations or any other form in expectation of the transactions contemplated by this Agreement.

(b) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN SECTION 3, NONE OF THE SELLERS, SELLERS’ AFFILIATES, THE COMPANIES OR THE SUBSIDIARIES MAKES ANY REPRESENTATION OR WARRANTY EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY OF THE COMPANIES OR SUBSIDIARIES OR ANY OF THE ASSETS, LIABILITIES OR OPERATIONS OF ANY OF THE COMPANIES OR SUBSIDIARIES.

(c) For the avoidance of doubt, nothing in this Section 5.12 shall limit or impair in any respect Buyer’s rights against Sellers in respect of a claim of fraud under applicable law.

5.13 Shared Contracts.

(a) With respect to each of the contracts listed on Schedule 5.13 (each, a “Shared Contract”), subject to Section 5.13(c) and except as specifically described on Schedule 5.13, Buyer and the Sellers shall use their commercially reasonable efforts to arrange for one of the Companies or Subsidiaries to enter into a new contract with the applicable third party to the Shared Contract, which new contract contains the terms and conditions applicable to the Business as of the date hereof with respect to such Shared Contract.

(b) With respect to a Shared Contract, in the event that a new contract is not entered into on or prior to the Closing Date as set forth in Section 5.13(a), the Sellers shall, subject to Section 5.13(c), use their commercially reasonable efforts (i) to provide one of the Companies or Subsidiaries (as applicable), at the applicable Company’s or Subsidiary’s expense, the applicable benefits under the Shared Contract; provided that, such expenses shall not materially exceed those that would have been incurred had a Company or Subsidiary entered into an agreement directly with the relevant third party on the terms of the relevant Shared Contract, (ii) to cooperate in a reasonable and lawful arrangement designed to provide such benefits to one of the Companies or Subsidiaries (as applicable) and (iii) to enforce at the request of one of the Companies or Subsidiaries and for the account of such Company or Subsidiary, at the applicable Company’s or Subsidiary’s expense, any of the rights arising from any of the Shared Contracts that were to be assigned. To the extent such benefit is made available and/or such arrangement is created for the benefit of one of the Companies or Subsidiaries, Buyer shall procure that the applicable Company or Subsidiary shall pay, perform, and discharge fully all obligations applicable to the Business under any such agreement and provided that, to the extent that any Shared Contract is governed by English law, no such benefit shall be assigned to a Company or a Subsidiary under the preceding provisions of this Section 5.13(b) unless the corresponding obligations and liabilities under such contract are validly assumed by it by way of novation or otherwise.

(c) If and to the extent that performance of the obligations set out in Sections 5.13(a) and 5.13(b) would constitute unlawful financial assistance under the Companies Act 1985 (as amended) in relation to any U.K. Entity, references in Section 5.13(a) and 5.13(b) to such U.K. Entity shall be deemed to refer instead to Buyer.

5.14 No Solicitation of Transactions. The Sellers will not, and will cause the Companies, the Subsidiaries and their respective Affiliates not to, directly or indirectly, through any officer, director, manager or agent of any of them or otherwise, initiate, solicit, entertain or encourage (including by way of furnishing non-public information or assistance), or enter into negotiations or discussions of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or other similar agreement with any Person other than Buyer with respect to a sale of all or any substantial portion of the assets of any of the Companies or Subsidiaries, or a merger, consolidation, business combination, sale of all or any of the capital stock or share capital of any of the Companies or Subsidiaries, or the liquidation or similar extraordinary transaction with respect to any of the Companies or Subsidiaries. The Sellers shall immediately notify Buyer of, and provide Buyer with all relevant details relating to, any written offer or written proposal made with respect thereto. Sellers represent that neither they, nor any of their Affiliates, will, by pursuing the transactions contemplated hereby, violate the terms of any other agreement or obligations to which they or any such Affiliate is subject.

5.15 Release. The Sellers on their own behalf, and on behalf of their respective successors, assigns, stockholders, employees, Affiliates, subsidiaries and agents (the “Seller Parties”) do hereby unconditionally and irrevocably release, waive and forever discharge, as of the Closing Date, the Companies and the Subsidiaries (the “Company Released Parties”), from any and all liabilities to any of the Seller Parties of any kind or nature whatsoever, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) on or prior to the Closing Date (with the exception of any obligations of the Company Released Parties pursuant to this Agreement or any other agreement entered into in connection with this Agreement), including any and all of the foregoing arising out of or relating to (i) the Sellers’ capacities as current or former stockholders or agents of the Companies and Subsidiaries, or (ii) any contract, agreement or other arrangement (except this Agreement or any other agreement entered into in connection with this Agreement) entered into or established prior to the date hereof, including any indemnification or contribution agreements (with the effect that any liability or obligation of the Companies or Subsidiaries under any such contract, agreement or other arrangement, including any provision purporting to survive termination of such contract, agreement or other arrangement and without regard to any notice requirement thereunder, is hereby terminated in its entirety). The Sellers on their own behalf and on behalf of the other Seller Parties understand that, other than with respect to obligations of the Company Released Parties arising under this Agreement or any other agreement entered into in connection with this Agreement, this is a full and final general release of all liabilities of any nature whatsoever, whether or not known, suspected or claimed, that could have been asserted in any legal or equitable proceeding against the Company Released Parties prior to the Closing Date. In addition, the Sellers on their own behalf and on behalf of the other Seller Parties do hereby release, effective as of the Closing, the Company Released Parties from all intercompany liabilities owing from the Company Released Parties to any of the Seller Parties, except for those liabilities deriving from this Agreement or any other agreement entered into in connection with this Agreement or liabilities to the extent reflected on the Final Closing Statement (which shall be released when paid).

5.16 Financing Cooperation. The Sellers shall provide, and shall cause the Companies, Subsidiaries and shall request their respective representatives (including legal and accounting advisors) to provide, at Buyer’s cost, commercially reasonable cooperation in connection with the arrangement of any financing to be obtained by Buyer in connection with the Debt Financing including (a) participation in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies; (b) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda and bank financing; (c) executing and delivering any credit, pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Buyer (including a certificate of the chief financial officer of the Companies and Subsidiaries with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the pledging of collateral (provided that no such pledge or security documents shall be effective until the Closing); (d) furnishing Buyer and its financing sources as promptly as practicable with financial and other pertinent information regarding the Companies and Subsidiaries as may be reasonably requested by Buyer so as to allow Buyer to arrange for the preparation of such reports and resolutions from the Board of Directors of each U.K. Entity as may be required under Sections 155 to 158 (inclusive) of the UK Companies Act 1985 (UK) with respect to the giving by any

UK Entity of financial assistance in connection with the Debt Financing; (d) requesting the auditor (the “Financial Assistance Auditor”) of any UK Entity referred to in the preceding sub-Section (c) to provide such accountants’ letters and reports as may be required for such purpose, subject to the provision, to the reasonable satisfaction of such Financial Assistant Auditor, of comfort regarding the future solvency of the relevant UK Entities; and (e) such other actions as may be reasonably requested in connection therewith. The Sellers hereby consent to the use of the Companies’ and Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Companies or Subsidiaries or the reputation or goodwill of the Companies or Subsidiaries and their marks. Notwithstanding the foregoing, to the extent a U.K. Entity is required to provide a resolution from its Board of Directors with respect to the Debt Financing or to the extent such UK Entity or any of its directors is required to execute any document in connection with the Debt Financing , such resolutions shall be approved by the Board of Directors of such U.K. Entity comprised solely of members appointed by the Buyer and no director appointed by the Sellers shall be obliged to sign any such document for such purpose.

5.17 Buyer Debt Financing.

(a) Buyer will use commercially reasonable efforts to arrange the Debt Financing on substantially the terms and conditions set forth in the Debt Commitment Letter, including (x) satisfying on a timely basis the terms, covenants and conditions set forth in the Debt Commitment Letter that are within its control; and (y) entering into definitive agreements with respect thereto on substantially the terms and conditions set forth in the Debt Commitment Letter (and/or such other terms and conditions acceptable to Buyer).

(b) Buyer shall keep Sellers reasonably informed with respect to the status of the Debt Financing and shall give Sellers prompt notice of any material adverse change with respect to such Debt Financing upon Buyer acquiring actual knowledge thereof. Without limiting the foregoing, Buyer agrees to notify Sellers promptly, and in any event within two (2) business days after, if at any time prior to the Closing Date (i) any financing source that is a party to the Debt Financing notifies Buyer that such source will not provide financing to Buyer on the terms set forth therein (and/or such other terms and conditions acceptable to Buyer), or (ii) for any reason Buyer no longer believes in good faith that it will be able to obtain all or any portion of Debt Financing on substantially the terms described in the Debt Commitment Letter or on other terms acceptable to Buyer.

5.18 Acquisition Agreement. Following the Closing, the Sellers shall no longer have any rights, title, benefits and interest in, to and under that certain Acquisition Agreement (the “Acquisition Agreement”) (and to the extent applicable shall release and relinquish any such rights, title, benefits and interests), dated as of December 22, 2004, by and among CPS, ChoicePoint UK LLP, CP UK, i2 Limited and certain shareholders of i2 Limited, other than rights, title, benefits and interest related to any indemnification claim Sellers or their Affiliates may have pursuant to such Acquisition Agreement to the extent related to any damages incurred by Sellers or their Affiliates. For purposes of clarification, if Buyer makes any indemnification claim against Sellers pursuant to this Agreement related to damages that are covered by indemnification rights Sellers have pursuant to the Acquisition Agreement, Sellers retain in full such indemnification rights pursuant to the Acquisition Agreement; provided, however, that nothing shall prevent Buyer from pursuing any indemnity claim that it may have pursuant to the Acquisition Agreement.

5.19 Brazil Guarantee.

(a) After the Closing, Buyer and the Companies and their Subsidiaries, jointly and severally, shall forever indemnify, defend and hold harmless Sellers and any of their Affiliates against any Losses that Sellers or any of their Affiliates suffer, incur or are liable for after the Closing by reason of or arising out of or in consequence of: (i) any obligations of Sellers pursuant to CPS’s Performance Guarantee no 172550/08, dated February 6, 2008, to Thales Communications for the delivery of software and services by i2, Inc. (the “Brazil Guarantee”) pursuant to that certain Purchase Conditions Agreement, dated January 22, 2008, by and between i2., Inc. and Thales Communications; (ii) any claim or demand for payment made on Sellers or any of their Affiliates with respect to the Brazil Guarantee; or (iii) any action, claim or proceeding by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to the Brazil Guarantee.

(b) After the Closing, Buyer shall use its reasonable best efforts to cause itself or one of its Affiliates to be substituted in all respects for the Sellers and its Affiliates, and for Sellers and their Affiliates to be released, effective as of the Closing, in respect of all obligations of Sellers and any of their Affiliates under the Brazil Guarantee.

(c) After the Closing, Buyer and the Companies and their respective Subsidiaries and Affiliates shall not take any action that increases or has the effect of increasing Sellers’ or their Affiliates’ obligations under such Brazil Guarantee beyond the obligations of Sellers or their Affiliates, as the case may be, as in existence on the Closing Date.

5.20 Intercompany Loan Agreement. Prior to the Closing, Sellers shall take all action to cause all amounts outstanding pursuant to the Term Loan Agreement, dated as of January 4, 2005, between CPS and CP UK to be paid in full and cause such Term Loan Agreement to be terminated.

Section 6. Restrictive Covenants.

6.1 Definitions. For the purposes of this Section:

(a) “Noncompetition Period” means the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date;

(b) “Nonsolicitation Period” means the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date;

(c) “Restricted Activities” means the business of both (i) owning and (ii) selling or licensing to a Target Customer for a Target Purpose: (1) a product, that in all material respects is the functional equivalent of any one of the following products: (A) Analyst Notebook, Analyst Workstation, iBridge, iBase, and iCentral, as currently in effect (the “Core Products”) or (B) a derivative or successor product to a Core Product, but only to the extent that it is in all material respects the functional equivalent of a Core Product (“Successors”); and/or (2) toolsets and install and maintenance/support services that are associated with one or more Core Products or Successors, but only to the extent used in connection with one or more products described in clause (1) above;

(d) “Target Customer” means a government customer for use in law enforcement, military, homeland security, defense and/or intelligence purposes;

(e) “Target Purposes” means one or more of the following purposes: for law enforcement, military, homeland security, defense and/or intelligence purposes; and

(f) “Territory” means anywhere in the world.

6.2 Noncompetition.

(a) Acknowledgment. The Sellers acknowledge that the Companies and the Subsidiaries conduct the Restricted Activities throughout the Territory and that to protect adequately the interest of Buyer in the Business and goodwill of the Companies and the Subsidiaries, it is essential that any noncompetition covenant with respect thereto cover all Restricted Activities and the entire Territory for the duration of the Noncompetition Period.

(b) Noncompetition Covenant. Each of the Sellers hereby agrees that it will not and will cause its Sellers’ Parent, Affiliates and their respective Subsidiaries not to, during the Noncompetition Period, directly or indirectly, engage or participate in Restricted Activities in the Territory. Notwithstanding anything in this Agreement to the contrary, the Sellers, Sellers’ Parent, and their Affiliates and Subsidiaries may acquire up to an aggregate of five percent (5%) of any company whose common stock is publicly traded on a national securities exchange or in the over-the-counter market. Buyer acknowledges that in the course of acquiring business entities or assets (“Acquired Entities”), the Sellers may wish to acquire an Acquired Entity that engages in the Restricted Activities as part of its business activities. Buyer agrees that, subject to the remaining provisions of this Section 6.2(b), nothing in this Agreement shall prevent the Sellers, Sellers’ Parent, or their Affiliates and Subsidiaries from acquiring (and, thereafter, owning and operating) an Acquired Entity during the Noncompetition Period that engages in the Restricted Activities in the Territory, provided that the revenues derived from the Restricted Activities in the Territory by the Acquired Entity do not exceed thirty percent (30%) of the total revenue of the Acquired Entity during the twelve month period immediately prior to such acquisition. In the event of an acquisition permitted by the preceding sentence, the Sellers shall first notify Buyer in writing and shall then use their commercially reasonable efforts, subject to a reasonable process and timelines, to sell the business operations of the Acquired Business related to Restricted Activities in the Territory to a third party. The Sellers shall notify Buyer in writing when commencing such process and Buyer shall be provided such information about the business operations of the Acquired Entity related to Restricted Activities in the Territory that is initially made available by the Sellers to prospective buyers of such business operations. Notwithstanding the foregoing, this Section 6 shall not restrict the Sellers, Sellers’ Parent, or any of their Affiliates or Subsidiaries from engaging in any business using technology licensed to them by the Companies or its Subsidiaries to the extent the use of such technology is permitted pursuant to the applicable license agreement.

(c) Notwithstanding anything in this Agreement to the contrary, in the event that Reed Elsevier Group plc or an Affiliate thereof directly or indirectly acquires Sellers’ Parent, conduct of or continuation of any service category in the market at Reed Elsevier Group plc or an Affiliate thereof immediately prior to such acquisition shall not violate any provision of this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, any portfolio investment or acquisition by Reed Elsevier Ventures Ltd. (i.e., one in which Reed Elsevier Ventures Ltd does not individually hold a majority position) in a privately-held entity that is managed independently from Reed Elsevier shall not be subject to any restriction or obligation set forth in this Section 6.2.

(e) Notwithstanding anything in this Agreement to the contrary, it shall not be a violation of this Section 6.2 for Reed Elsevier Group plc or an Affiliate thereof to acquire an entity that engages in Restricted Activities PROVIDED THAT (i) within twelve months of the acquisition such entity no longer engages in such prohibited Restricted Activities as a result of a divestiture or otherwise or (ii) such acquisition occurs after the third anniversary of the Closing Date.

6.3 Nonsolicitation of Company Employees. Each of the Sellers hereby agree that it will not and will cause its Sellers’ Parent, Affiliates and their respective Subsidiaries not to, during the Nonsolicitation Period, directly or indirectly, recruit or solicit or attempt to hire, recruit or solicit, on behalf of the Sellers or any other Person, any individual who is an employee of any of the Companies or Subsidiaries on the Closing Date; provided, however, that nothing in this Section 6.3 shall prohibit (a) the placing of any advertisements for positions to members of the public generally, such as through newspapers or magazines (including industry-specific magazines), radio, television or direct mail or (b) the recruitment, solicitation or attempt to hire of any individual whose employment with the Companies or Subsidiaries or their Affiliates (including Buyer) terminated prior to commencement of employment discussions.

6.4 Severability. If a judicial determination is made that any of the provisions of this Section 6 constitutes an unreasonable or otherwise unenforceable restriction against the Sellers, the provisions of this Section 6 shall be rendered void only to the extent that such judicial determination finds such provisions to be unreasonable or otherwise unenforceable with respect to the Sellers. In this regard, the Sellers hereby agree that any judicial authority construing this Section 6 shall be empowered to sever any portion of the Territory, any prohibited business activity or any time period from the coverage of this Section 6, and to apply the provisions of this Section 6 to the remaining portion of the Territory, the remaining business activities, and the remaining time period not so severed by such judicial authority.

6.5 Injunctive Relief. The Sellers hereby agree that any remedy at law for any breach of the provisions contained this Section 6 shall be inadequate and that Buyer shall be entitled to seek specific performance and / or injunctive relief or other relief (in order to enforce or prevent any future violations of the provisions hereof, in each case without the requirement of posting a bond or proving actual damages) in addition to any other remedy Buyer might have under this Section 6.

Section 7. Conditions to Obligations of the Parties.

7.1 Conditions to Each Party’s Obligations. The respective obligation of each party to consummate the transactions contemplated herein is subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Injunction. There will be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the transactions contemplated herein may not be consummated as provided in this Agreement, no proceeding or lawsuit will have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice will have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement.

(b) HSR Approvals. The waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(c) Other Approvals. All consents and approvals required under the competition, foreign investment or antitrust laws described on Schedule 7.1(c) shall have been obtained.

7.2 Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated hereby are further subject to the satisfaction (or waiver) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer contained in Section 4 of this Agreement shall be true and correct in all material respects at the date hereof and, except for representations and warranties which are as of a specific date, shall be true and correct in all material respects as of the Closing Date as if made at and as of such time;

(b) Performance of Obligations. Buyer shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;

(c) Buyer Certificate. An authorized officer of Buyer shall have executed and delivered to the Sellers a certificate as to compliance with the conditions set forth in Sections 7.2(a) and (b); and

(d) Buyer Ancillary Documents. Buyer shall have delivered, or caused to be delivered, to the Sellers the following:

(i) the Purchase Price;

(ii) the transition services agreement (the “Transition Services Agreement”), in the form attached as Exhibit G;

(iii) an agreement with respect to the ownership of the iXM product (the “iXM Agreement”), in the form attached as Exhibit H;

(iv) an agreement or license with respect to the iXV product (the “iXV Agreement”), in the form attached as Exhibit I; and

(v) an agreement or license with respect to the Analyst’s Notebook product (the “Master Software License Agreement”), in the form attached as Exhibit J.

7.3 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby are further subject to the satisfaction (or waiver) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Sellers contained in Section 3 of this Agreement that are qualified by materiality, Material Adverse Effect or words of similar import shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects, in each case, at the date hereof and, except for representations and warranties which are as of a specific date, as of the Closing Date as if made at and as of such time and as if the Closing Date were substituted for the date of this Agreement throughout such representations and warranties;

(b) Performance of Obligations. The Sellers shall have performed in all material respects its obligations under this Agreement required to be performed by them at or prior to the Closing pursuant to the terms hereof;

(c) Sellers’ Certificate. An authorized officer of each of the Sellers shall have executed and delivered to Buyer a certificate as to compliance with the conditions set forth in Sections 7.3(a) and (b);

(d) Seller Ancillary Documents. The Sellers shall have delivered, or caused to be delivered, to Buyer the following:

(i) the documents and instruments described in Section 2.2;

(ii) resignations, effective as of the Closing, from each person holding the position of a director or officer of any of the Companies or Subsidiaries in office immediately prior to the Closing;

(iii) the Transition Services Agreement;

(iv) the iXM Agreement;

(v) a certificate dated as of the Closing Date and signed on behalf of each of the Companies and Subsidiaries by its Secretary, attaching and certifying to the truth and correctness of: (A) the articles or certificate of incorporation or applicable formation document for each of the Companies and Subsidiaries, (B) bylaws or other governing or constituent documents for each of the Companies and Subsidiaries, and (C) the board and stockholder resolutions adopted in connection with the transactions contemplated by this Agreement; and

(vi) a certificate stating that each Seller is not a “foreign person” for purposes of Code Section 1445.

(e) No Material Adverse Effect. Since the date of this Agreement there shall not have occurred a Material Adverse Effect;

(f) Minimum Cash Balance. The Companies and Subsidiaries shall have cash and cash equivalents on hand as of the Closing of no less than $3,000,000; and

(g) Audited Financials. The Sellers shall have delivered to Buyer the final audited balance sheet and related audited annual statement of income of the Business as of and for the fiscal year ended December 31, 2007, together with the unqualified auditor’s reports thereon from Deloitte & Touche USA LLP, (the “Final 2007 Financial Statements”), and such Final 2007 Financial Statements shall be identical to the Draft 2007 Year-End Financial Statements (except for adjustments that either are not adverse or, if adverse, are immaterial to the balance sheet included in the Draft 2007 Year-End Financial Statements and to the income statement and cash flow statement included in the Draft 2007 Year-End Financial Statements).

(h) Third Party Consents. Sellers shall have delivered to Buyer all consents of third parties required in connection with the consummation of the transactions contemplated by this Agreement and set forth on Schedule 7.3(h).

(i) Auditor’s Report and Comfort Letter. The U.K. Entities shall have received from the Financial Assistance Auditor (i) a statutory auditor’s report in compliance with Section 156 of the Companies Act of 1985 (UK) relating to the giving of financial assistance by the U.K. Entities that states that the Financial Assistance Auditor has inquired into the state of affairs of the U.K. Entities and that Financial Assistance Auditor is not aware of anything indicating that the opinion to be expressed by the directors in the relevant declaration is unreasonable in all the circumstances and (ii) the Financial Assistance Auditor’s non-statutory comfort letter to Buyer’s financing sources relating to the giving of financial assistance by the U.K. Entities; provided however, that the condition in this Section 7.3(i) shall be deemed satisfied if there is any material modification to the repayment terms related to the Debt Financing from the most recent repayment terms provided to the Financial Assistance Auditor prior to the date hereof, which modification adversely impacts any repayment obligation of the Buyer related to the Debt Financing during any period in the 18 months following the Closing Date.

Section 8. Termination.

8.1 Termination. This Agreement may be terminated at any time at or prior to the Closing:

(a) in writing, by mutual consent of the parties hereto;

(b) by written notice from Buyer to the Sellers if the Sellers, the Companies or Subsidiaries (i) fail to perform in any material respect any of their respective agreements contained in this Agreement required to be performed by them on or prior to the Closing Date or (ii) materially breach any of their representations and warranties contained in this Agreement, which failure or breach (if capable of cure) is not cured within ten (10) days after Buyer has notified the Sellers of Buyer’s intent to terminate this Agreement pursuant to this Section 8.1(b);

(c) by written notice from the Sellers to Buyer, if Buyer (i) fails to perform in any material respect any of its agreements contained in this Agreement (other than as provided in Section 5.17 of this Agreement) required to be performed by it on or prior to the Closing Date (other than with respect to Buyer’s obligation to consummate the Closing which is the subject of clause (d) below) or (ii) materially breaches any of its representations and warranties contained in this Agreement, which failure or breach (if capable of cure) is not cured within ten (10) days after the Sellers have notified Buyer of the Sellers’ intent to terminate this Agreement pursuant to this Section 8.1(c);

(d) by the Sellers, if by June 30, 2008, (i) Buyer fails to close the transactions contemplated hereby within ten (10) days after all of the conditions to Closing in Sections 7.1 and 7.3 have been satisfied (other than those conditions that specifically by their terms are to be satisfied at Closing, which shall be able to be satisfied as of such date) and the Closing is required to take place pursuant to Section 2.1 or (ii) the only conditions set forth in Article VII which have not been satisfied are not so satisfied as a result of a material and willful breach by Buyer of its obligations under this Agreement, and, in each case of clauses (i) and (ii) above, Buyer fails to close the transactions contemplated hereby within ten (10) days after receipt of written notice from Sellers of such failure to close; or

(e) by written notice by Buyer or the Sellers, if the Closing has not occurred on or prior to July 31, 2008 for any reason other than delay and nonperformance of the party seeking such termination.

8.2 Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given by the Sellers, on the one hand, or Buyer, on the other hand, so terminating to the other party, and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned. If this Agreement is terminated pursuant to Section 8.1 hereof:

(a) each party shall redeliver all documents, work papers and other materials of the other parties relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same or, upon prior written notice to such party, shall destroy all such documents, work papers and other materials and deliver notice to the party seeking destruction of such documents that such destruction has been completed, and all confidential information received by any party hereto with respect to the other party shall be treated in accordance with the Confidentiality Agreement;

(b) all filings, applications and other submissions made pursuant hereto shall, at the option of the Sellers, and to the extent practicable, be withdrawn from the agency or other Person to which made; and

(c) there shall be no liability or obligation hereunder on the part of any of the Sellers, the Companies, the Subsidiaries, Buyer or any of their respective directors, officers, employees, Affiliates, controlling Persons, agents or representatives, except that nothing herein shall relieve any party from any breach of any covenant or agreement in this Agreement, and except that the obligations provided for in this Section 8.2 and Sections 5.5, 5.6, and 5.9 hereof and in the Confidentiality Agreement shall survive any such termination.

8.3 Termination Fee.

(a) If this Agreement is validly terminated (i)(A) by the Sellers pursuant to Section 8.1(c) or Section 8.1(d) or (B) by either party pursuant to Section 8.1(e) at a time when the Sellers have the right to terminate this Agreement pursuant to Section 8.1(c) or Section 8.1(d) but have not exercised such right, and (ii) at the time of such termination Buyer does not have the right to terminate this Agreement pursuant to Section 8.1(b) (disregarding for such purpose the 10 day cure period referenced in Section 8.1(b)), then Buyer shall pay, cause to be paid, or have paid on its behalf an aggregate amount equal to $5,000,000 (the “Termination Fee”) to the Sellers as promptly as reasonably practicable (and in any event, within five (5) business days following such termination) by wire transfer of immediately available funds to the account designated by the Sellers in writing.

(b) Notwithstanding anything else in this Agreement to the contrary, in the event that Sellers have the right (A) to terminate this Agreement pursuant to Section 8.1(c), Section 8.1(d), or Section 8.1(e) and (B) to receive the Termination Fee pursuant to Section 8.3(a), then (i) exercise of such right and receipt of the Termination Fee pursuant to Section 8.3(a) shall be Sellers’ sole and exclusive remedy and (ii) in no event shall Buyer, SLS or any of their respective stockholders, partners, members, directors, officers, Affiliates or agents be subject to any liability (other than payment of the Termination Fee) for any Losses of the Sellers arising from or in connection with this Agreement or the transactions contemplated hereby (including, but not limited to, any Loss suffered as a result of (1) the breach of any representation, warranty, covenant or agreement of Buyer contained in this Agreement, (2) the failure of the Closing to be consummated or (3) any other claim relating to or arising out of this Agreement or the transactions contemplated hereby).

Section 9. Indemnification.

9.1 Indemnification Obligations of the Sellers. The Sellers shall, jointly and severally, indemnify, defend, and hold harmless Buyer and its respective officers, directors, employees and Affiliates (including, after the Closing, the Companies and Subsidiaries), and each of the heirs, executors, successors, and assigns of any of the foregoing (collectively, the “Buyer Indemnified Parties”) from, against, and in respect of any and all Losses (as hereinafter defined) arising out of or relating to:

(a) any breach or inaccuracy of any representation or warranty (other than the “Fundamental Representations” defined below) made by the Sellers in Section 3 hereof (but excluding Section 3.12, which is covered in Section 10.7);

(b) any breach or inaccuracy of any representation or warranty made by the Sellers in Section 3.1, Section 3.2, Section 3.4, or Section 3.16 (the “Fundamental Representations”)

(c) any breach of any covenant, agreement, or undertaking made by the Sellers in this Agreement (but excluding Section 10, which is covered in Section 10.7);

(d) any Indebtedness relating to any period prior to Closing and any liabilities associated with the Distributed Assets, except to the extent set forth as a liability on the Final Closing Statement or paid off prior to Closing; and

(e) the failure to comply with the FTC Order or the AVC (each as defined in Section 3.3 of the Disclosure Schedule), in each case to the extent related to any action taken (or failure to take action) by Sellers’ Parent or any of its Affiliates (other than, after the Closing Date, the Companies, the Subsidiaries or any of their Affiliates).

For purposes of this Section 9, “Loss” or “Losses” shall mean any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines, judgments, and damages whenever arising or incurred (including, without limitation, amounts paid in settlement, costs of investigation, and reasonable attorneys’ and accountants’ fees and expenses). The Losses described in this Section 9.1 as to which the Buyer Indemnified Parties are entitled to indemnification are hereinafter referred to, collectively, as “Buyer Losses.”

9.2 Indemnification Obligations of Buyer. Buyer shall indemnify, defend and hold harmless the Sellers and their respective officers, directors, employees, and Affiliates, and each of the heirs, executors, successors, and assigns of any of the foregoing (collectively, the “Seller Indemnified Parties”) from, against, and in respect of any and all Losses arising out of or relating to:

(a) any breach or inaccuracy of any representation or warranty made by Buyer in Section 4;

(b) any breach of any covenant, agreement, or undertaking made by Buyer in this Agreement; and

(c) the failure to comply with the FTC Order or the AVC (each as defined in Section 3.3 of the Disclosure Schedule), in each case to the extent related to any action taken (or failure to take action) by Buyer, the Companies, the Companies Subsidiaries or any of their respective Affiliates following the Closing Date.

9.3 Indemnification Procedure.

(a) Promptly after receipt by a Buyer Indemnified Party or a Seller Indemnified Party (hereinafter referred to as, collectively, an “Indemnified Party”) of notice by a third party of any claim or the commencement of any action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from any other party for any Losses (ignoring, for this purpose, the Threshold Amount (as hereinafter defined)), such Indemnified Party shall, within ten (10) days, notify Buyer or Sellers, as the appropriate indemnifying party or representative thereof (the “Indemnifying Party”), of such claim or of the commencement of such action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of any rights or defenses otherwise available to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within twenty (20) days thereafter, upon agreeing that it shall be fully responsible for such claim (with no reservation of any rights other than the right to be subrogated to the rights of the Indemnified Party) to assume the responsibility and defense of such action or proceeding, including the engagement of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. In the event, however, that the Indemnifying Party declines or fails to assume the responsibility and defense of the action or proceeding and to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such 20-day period, then such Indemnified Party may employ counsel to represent or defend it in any such action or proceeding, and the Indemnifying Party shall pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party shall not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single action or proceeding. In any action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such litigation and to retain its own counsel at such party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of the defense of any action, the defense of which it is maintaining, and to cooperate in good faith with each other with respect to the defense of any such action. The Indemnifying Party will not be entitled to assume control of the defense of a third-party claim, and will pay the reasonable fees and expenses of legal counsel retained by the Indemnified Party, if: (A) the Indemnified Party reasonably believes based on an opinion of counsel that a conflict of interest exists or would arise which, under applicable principles of legal ethics, would prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such third-party claim, other than a conflict which may exist due to the underlying nature of the duty to indemnify; (B) the Indemnifying Party has failed or is failing to prosecute or defend such claim, and is provided written notice of such failure by the Indemnified Party and such failure is not reasonably cured within fifteen (15) Business Days of receipt of such notice; or (C) the third party claim involves any allegation of criminal, quasi-criminal, fraudulent or infringement activity, unfair or deceptive trade practices by the Indemnified Party or any of its Affiliates.

(b) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless such settlement, compromise, or consent includes an unconditional release of the Indemnifying Party from all liability arising out of such claim and is not conditioned upon the payment of any amount by the Indemnifying Party (or for which indemnification may be sought hereunder), or does not contain or result in any restriction, interference, or condition that would apply to such Indemnifying Party or its Affiliates or to the conduct of any of their respective businesses (whether through injunctive or equitable relief or otherwise). An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless (i) the Indemnifying Party shall pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness thereof; (ii) the terms or effect of the settlement shall not encumber any of the assets of any Indemnified Party or any Affiliate thereof, or contain or result in any restriction, interference or condition that would apply to such Indemnified Party or its Affiliates or to the conduct of any of their respective businesses; and (iii) the Indemnifying Party shall obtain, as a condition of such settlement, a complete unconditional release of each Indemnified Party.

(c) In the event an Indemnified Party shall claim a right to payment pursuant to this Agreement, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement or in accordance with Section 11.8 hereof) and, within five (5) business days of the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party immediately available funds in an amount, if any, equal to such claim as determined hereunder.

9.4 Claims Period. For purposes of this Agreement, a “Claims Period” shall be the period during which a claim for indemnification may be asserted under this Agreement by an Indemnified Party, which period shall (a) begin on the Closing Date and (b) terminate as follows:

(i) with respect to Losses arising under Section 9.1(a) or Section 9.2(a) hereof, the Claims Period shall terminate on the first (1st) anniversary of the Closing Date;

(ii) with respect to Losses arising under Section 9.1(c) or Section 9.2(b) for a breach of any covenant, agreement, or undertaking made in this Agreement that is to be performed or complied with prior to the Closing Date, the Claims Period shall terminate on the first (1st) anniversary of the Closing Date; and

(iii) with respect to all other Losses, the Claims Period shall not terminate until sixty (60) days after expiration of the statute of limitations applicable to the Indemnified Party’s right to indemnification for such Loss pursuant to this Agreement.

Notwithstanding the foregoing, if prior to the close of business on the last day of the applicable Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

9.5 Threshold Amount; Limitation Amount. Notwithstanding anything to the contrary set forth herein, the Sellers shall be liable for Buyer Losses arising under Section 9.1(a) only if a particular Loss, or group or series or related Losses, exceeds $50,000 and then only to the extent that all such Losses exceed, in the aggregate, $1,850,000(the “Threshold Amount”), and such liability shall be only for amounts which, in the aggregate, are in excess of the Threshold Amount, and in no event shall the aggregate liability of the Sellers under Section 9.1(a) exceed $13,875,000 (the “Limitation Amount”). Notwithstanding the foregoing, Losses arising under Section 9.1(b), Section 9.1(c) or Section 9.1(d) or pursuant to any matter constituting fraud under applicable law by the Sellers shall not be subject to the Threshold Amount or the Limitation Amount.

9.6 Limitations on Indemnification. Notwithstanding anything contained herein to the contrary:

(a) The amount of Losses to which an Indemnified Party may be entitled to be indemnified against and reimbursed for under this Section 9 shall be (i) reduced by any indemnity or other recovery under any contract between an Indemnified Party and any third party, (ii) reduced by any insurance proceeds received by an Indemnified Party with respect to such Losses, and (iii) reduced by the amount of any tax benefits actually realized by an Indemnified Party as a result of such Losses with respect to the taxable year in which such Losses were incurred. The parties shall cooperate with each other with respect to making claims under any contracts between the Companies and/or Subsidiaries and any third parties, which contracts provide indemnification or similar rights for the benefit of the Companies and/or Subsidiaries. Such cooperation shall include making all reasonable claims and demands against any such third parties and pursuing such claims and demands in a commercially reasonable and timely manner.

(b) If the Indemnifying Party makes any payment under this Section 9 with respect to any Losses, the Indemnifying Party shall be subrogated, to the extent of such payment, to the rights of the Indemnified Party against any insurer or other party with respect to such Losses, and the Indemnified Party shall assign to the Indemnifying Party any and all rights with respect to which and to the extent to which indemnification shall have been sought or made under this Agreement, and the Indemnified Party shall not take any action which directly or indirectly would affect such claims that the Indemnifying Party may have with respect thereto and shall cooperate fully with the Indemnified Party in pursuing such claims.

(c) Attorney, consultant, and other professional fees and disbursements incurred by an Indemnified Party in connection with this Section 9 shall be reasonable and based only on time actually spent which shall be charged at no more than such professional’s standard hourly rate.

9.7 Exclusive Remedy. Except (a) as provided in Section 6 or Section 10, (b) for fraud under applicable law, and (c) remedies available under the Transition Services Agreement with respect to the subject matter thereof, following the Closing, the indemnification provisions of this Section 9 shall be the exclusive remedy of the parties hereto against any other party with respect to matters arising under or in connection with this Agreement and the transactions contemplated hereby.

Section 10. Tax Matters.

10.1 Preparation and Filing of Tax Returns. The Sellers will prepare and timely file, or will cause to be prepared and timely filed, all appropriate Federal, state, provincial, local and foreign Tax Returns in respect of the Companies and the Subsidiaries and their respective assets or activities that (a) are required to be filed on or before the Closing Date or (b) are required to be filed after the Closing Date and (i) are Consolidated Tax Returns (as hereinafter defined) or (ii) are with respect to Income Taxes (as hereinafter defined) and are required to be filed on a separate Tax Return basis for any Tax period ending on or before the Closing Date. Buyer will prepare or cause to be prepared and will timely file or cause to be timely filed all other Tax Returns required of Buyer and its subsidiaries and Affiliates (including the Companies and the Subsidiaries), or in respect of their assets or activities. Any such Tax Returns that include periods ending on or before the Closing Date or that include the activities of the Companies or Subsidiaries prior to the Closing Date will, insofar as they relate to any of the Companies or Subsidiaries, be on a basis consistent with the positions taken on the last previous such Tax Returns filed in respect of such Company or such Subsidiary, except to the extent the Sellers or Buyer, as the case may be, reasonably conclude(s), and notifies the other party in writing, that taking such position could cause such Company or such Subsidiary to be subject to penalties other than underpayment interest. Without the prior written consent of the Sellers, not to be unreasonably withheld, none of Buyer or its Affiliates will file any amended Tax Returns for any periods for or in respect of any of the Companies or Subsidiaries (or their assets or activities) with respect to which Buyer is not obligated to prepare or cause to be prepared the original such Tax Returns pursuant to this Section 10.1. Neither Buyer nor any its Affiliates will file any election under Section 338(g) or 338(h)(10) of the Code with respect to the transactions contemplated by this Agreement.

10.2 Payment of Taxes.

(a) The Sellers shall timely pay or cause to be paid (a) all Income Taxes, and all Taxes shown as due other than Income Taxes, with respect to Tax Returns which the Sellers are obligated to prepare and file or cause to be prepared and filed pursuant to Section 10.1 and (b) all Taxes other than Income Taxes due on or before the Closing Date for which no Tax Return is required to be filed, except, in each case, to the extent the liability for such Taxes was accrued on the Final Closing Statement. Buyer shall pay or cause to be paid (a) all Income Taxes shown as due with respect to Tax Returns which Buyer is obligated to prepare and file or cause to be prepared and filed pursuant to Section 10.1 and (b) all Taxes owed by the Companies and the Subsidiaries other than Taxes described in the preceding sentence of this Section 10.2.

(b) With respect to each Income Tax liability, calculated pursuant to the provisions of Section 10.7(d), due for a taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the Sellers shall, upon receipt of a reasonably documented request from Buyer, promptly reimburse Buyer for the amount of any such Income Tax liability that would have been due for the Pre-Closing Tax Period (as hereinafter defined) attributable to the Companies and the Subsidiaries without regard to any estimated payments, deposits or credits to the extent, if any, such Income Tax liability exceeds the sum of (i) any estimated payments, deposits or credits made or applied prior to the Closing Date and (ii) any amount accrued as a liability for such Income Taxes on the Final Closing Statement.

(c) With respect to UK VAT that is to be accounted for in a Tax Return in respect of a taxable period that includes (but does not end on) the Closing Date, the Sellers shall, upon receipt of a reasonably documented request from Buyer, promptly reimburse Buyer for the amount of any liability to account for UK VAT (net of any input VAT) to a tax authority in respect of supplies treated as made, for UK VAT purposes, before the Closing Date to the extent, if any, (i) such liability exceeds any amount accrued as a liability for UK VAT on the Final Closing Statement, and (ii) no Company or Subsidiary has received nor is entitled to receive from any person a payment in respect of that UK VAT which payment or entitlement has not been taken into account in the Final Closing Statement.

10.3 Tax Sharing Agreements. On the Closing Date, all Tax sharing agreements and arrangements between (a) any of the Companies or Subsidiaries, on the one side, and (b) the Sellers or any of their subsidiaries or Affiliates, on the other side, will be terminated and have no further effect for any taxable year or period (whether a past, present or future year or period), and no additional payments will be made thereunder on or after the Closing Date in respect of a redetermination of Tax liabilities or otherwise.

10.4 Carryforwards and Carrybacks. Buyer will cause the Companies and the Subsidiaries to elect, where permitted by law, to carry forward any net operating loss, net capital loss, charitable contribution or other item arising after the Closing Date that could, in the absence of such an election, be carried back to a taxable period of any of the Companies or Subsidiaries ending on or before the Closing Date in which any of the Companies or Subsidiaries was included in a Consolidated Tax Return. Buyer, on its own behalf and on behalf of its Affiliates, hereby waives any right to use or apply any net operating loss, net capital loss, charitable contribution or other item of any of the Companies or Subsidiaries for any Tax year ending on any date following the Closing Date to any period of any of the Companies or Subsidiaries ending on or before the Closing Date with respect to which any of the Companies or Subsidiaries was included in a Consolidated Tax Return.

10.5 Refunds. The Sellers will be entitled to retain, or receive prompt payment from Buyer or any of its subsidiaries or Affiliates (including the Companies and the Subsidiaries) of any refund or credit arising with respect to any of the Companies or Subsidiaries (including, refunds and credits arising by reason of amended Tax Returns filed after the Closing Date or otherwise) relating to Income Taxes with respect to any Tax period ending on or before the Closing Date. Buyer, the Companies and the Subsidiaries will be entitled to retain, or receive prompt payment from the Sellers of, any refund or credit with respect to Income Taxes with respect to any taxable period beginning after the Closing Date relating to any of the Companies or Subsidiaries. Buyer and the Sellers will equitably apportion any refund or credit with respect to Income Taxes with respect to any Straddle Period in accordance with the principles set forth in Section 10.7(d).

10.6 Tax Cooperation. Each of Buyer and the Sellers will provide the other party with such information and records and make such of its representatives available as may reasonably be requested by such other party in connection with the preparation of any Tax Return or any audit or other proceeding that relates to the Companies and the Subsidiaries. Buyer will prepare or cause the Companies to prepare, within sixty (60) days after the Closing Date, in a manner consistent with past practice, the Tax work paper preparation package or packages necessary to enable the Sellers to prepare Tax Returns that the Seller is obligated to prepare or cause to be prepared pursuant to Section 10.1.

10.7 Tax Indemnification.

(a) The Sellers will, jointly and severally, indemnify, defend and hold Buyer Indemnified Parties harmless from and against (i) all liability for Income Taxes of the Companies and the Subsidiaries for any taxable period that ends on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date and (ii) all liability for any breach of the Sellers’ representations and warranties contained in Section 3.12 or the Sellers’ covenants contained in this Section 10. Notwithstanding the foregoing, the Sellers will not indemnify, defend or hold harmless any Buyer Indemnified Parties from any liability for Taxes (i) attributable to any action outside the Ordinary Course of Business taken on the Closing Date or after the Closing by Buyer or any of its subsidiaries or Affiliates (including the Companies) other than any such action contemplated by this Agreement (a “Buyer Tax Act”) or (ii) to the extent accrued as a liability for Taxes on the Final Closing Statement.

(b) Buyer will indemnify, defend and hold the Seller Indemnified Parties harmless from and against (i) except to the extent Sellers are otherwise required to indemnify Buyer for such Tax pursuant to Section 10.7(a), all liability for Taxes of the Companies and the Subsidiaries for any taxable period ending after the Closing Date and

(ii) all liability for Taxes attributable to a Buyer Tax Act (including without limitation any election under Section 338(g) or 338(h)(10) of the Code).

(c) The obligations of the parties to indemnify, defend and hold harmless pursuant to Sections 10.7(a) and 10.7(b) will terminate thirty (30) days following the expiration of all applicable statutes of limitations (giving effect to any extensions thereof) or, where applicable, at such time as the relevant tax authority is otherwise no longer entitled to open an inquiry into, reopen or amend any relevant Tax Return; provided, however, that such obligations to indemnify, defend and hold harmless will not terminate with respect to any individual item as to which an Indemnified Party shall have, before the expiration of the applicable period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the applicable Indemnifying Party.

(d) In the case of any Straddle Period:

(i) Income Taxes of the Companies and the Subsidiaries for the portion of any Straddle Period ending on the Closing Date (the “Pre-Closing Tax Period”) shall be computed as if such taxable period ended as of the close of business on the Closing Date; and

(ii) Income Taxes of the Companies and the Subsidiaries for which a Consolidated Tax Return is filed will be computed as if separate returns had been filed for the Companies and the Subsidiaries for such Pre-Closing Tax Period and all prior taxable periods.

(e) Any indemnity payment required to be made pursuant to this Section 10.7 will be paid within ten (10) days after the Indemnified Party makes written demand upon the Indemnifying Party, but in no case earlier than five (5) business days prior to the date on which the relevant Taxes are required to be paid (or would be required to be paid if no such Taxes are due) to the relevant taxing authority (including estimated Tax payments).

(f) The limitations described in Section 9.6 (with respect to tax benefits realized in periods beginning after the Closing Date) shall apply to tax indemnification under this Section 10.7.

10.8 Tax Contests.

(a) If a claim is made by any taxing authority which, if successful, might result in an indemnity payment to any member of Buyer Indemnified Parties or the Seller Indemnified Parties pursuant to Section 10.7, the Indemnified Party will promptly notify the Indemnifying Party of such claim (a “Tax Claim”); provided, however, that the failure to give such notice will not affect the indemnification provided hereunder except to the extent the Indemnifying Party has actually been prejudiced as a result of such failure.

(b) With respect to any Tax Claim relating to Taxes and relating to a taxable period ending on or before the Closing Date or to any other taxable period in which any of the Companies or Subsidiaries joined in filing any Consolidated Tax Return, the

Sellers will control all proceedings and may make all decisions in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable law permits such refund suits or contest the Tax Claim in any permissible manner. Buyer will control all proceedings and may make all decisions in connection with any Tax Claim other than a Tax Claim described in the first sentence of this Section 10.8(b) or a Tax Claim described in Section 10.8(c) (including selection of counsel).

(c) The Sellers and Buyer will jointly control and participate in all proceedings taken in connection with any Tax Claim relating to Taxes of any of the Companies or Subsidiaries for any Straddle Period. Neither the Sellers nor Buyer will settle any such Tax Claim without the prior written consent of the other (which consent shall not be unreasonably withheld).

(d) Each of Buyer, the Companies, the Subsidiaries and their respective Affiliates, on the one hand, and the Sellers and their respective Affiliates, on the other, will cooperate in contesting any Tax Claim, which cooperation will include the retention and (upon request) the provision to the requesting party of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.

10.9 Definitions. As used in this Agreement:

(a) “Consolidated Tax Returns” means Tax Returns which include on a consolidated basis any of the Companies or Subsidiaries, on the one hand, and the Sellers or any of their subsidiaries or Affiliates (other than any of the Companies or Subsidiaries), on the other hand; and

(b) “Income Taxes” means all Taxes based upon, measured by, or calculated with respect to (i) net income or profits (which, in respect of Taxes levied by any authority within the United States, shall include any capital gains, minimum taxes and any Taxes on items of tax preference, but not sales, use, real property gains, real or personal property, gross or net receipts, transfer or other similar Taxes and which, in respect of Taxes levied by any authority within the United Kingdom shall include corporation tax but not value added or stamp taxes, levies, duties or other similar taxes ) or (ii) multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by, or calculated with respect to is described in clause (i) of this definition; and

(c) “UK VAT” means value added tax as charged under the United Kingdom’s Value Added Tax Act 1994.

10.10 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, and other such Taxes, and all conveyance fees, recording charges and other fees and charges

(including any penalties and interest) incurred in connection with the transfer of the Shares to Buyer and the other transactions contemplated by this Agreement shall be paid by Buyer when due.

Section 11. Miscellaneous.

11.1 Notices. All notices, communications and deliveries hereunder shall be made in writing signed by the party making the same, shall specify the section hereunder pursuant to which it is given or being made, and shall be delivered personally or sent by registered or certified mail or by any express mail or courier delivery service (with postage and other fees prepaid) as follows:

To Sellers:

ChoicePoint Services Inc.

1000 Alderman Drive

Alpharetta, Georgia 30005

U.S.A.

Attention: General Counsel

with a copy to:

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

U.S.A.

Attention: Russell B. Richards

To Buyer:

i2 Acquisition Corp.

c/o Silver Lake Sumeru Fund, L.P.

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

U.S.A.

Attention: Hollie Moore

with a copy to:

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

U.S.A.

Attention: Ted Zook

or to such other representative or at such other address of a party as such party hereto may furnish to the other parties in writing. Such notice shall be effective upon the date of delivery or refusal of delivery, if sent by personal delivery, registered, certified, or express mail, or courier delivery.

11.2 Attachments. All schedules, annexes and exhibits attached hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

11.3 Successors in Interest.

(a) None of the parties hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto; provided, however, that (a) Buyer may, without the consent of Sellers, (i) assign any of its rights hereunder to any Affiliate of Buyer, (ii) assign any or all of its rights hereunder as collateral security and (iii) assign its rights and/or obligations hereunder in connection with any disposition or transfer of all or any substantial portion of the Companies and Subsidiaries or its business in any form of transaction; further provided, however, that in the case of clauses (i), (ii) and (iii) above, no such assignment shall relieve Buyer of its obligations hereunder and (b) the Sellers shall be entitled following the Closing, without the obligation to obtain the consent of any other party, to assign this Agreement or all or any part of its rights hereunder to any one (1) or more of its Affiliates; provided, however, no such assignment shall relieve or discharge the Sellers of its obligations hereunder. Any assignment in violation of this provision shall be void. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(b) Anything in this Agreement or any agreement related to this Agreement (any such related agreement, a “Related Agreement”) to the contrary notwithstanding, Buyer shall have the right (without the prior written consent of any of Sellers), at any time, and in its sole discretion, to assign for security interest purposes any or all of its rights under this Agreement and any Related Agreement to any lender providing financing to Buyer, any of Buyer’s permitted assigns, or any Affiliates of Buyer or Buyer’s permitted assigns (Buyer, such assigns, and such Affiliates, collectively, the “Buyer Parties”) and, upon the occurrence and during the continuance of any event of default under the financing agreements between any such lender and any of the Buyer Parties, such lender may exercise any or all of the rights, interests, and remedies of any of the Buyer Parties under this Agreement or any Related Agreement.

11.4 Number; Gender; Currency. Whenever the context so requires, the singular number shall include the plural and the plural shall include the singular, and the gender of any pronoun shall include the other genders. Unless otherwise expressly noted to the contrary, all references in this Agreement to “dollars” or “$” shall mean United States of America dollars. Unless otherwise noted herein, (a) all amounts required to be paid under this Agreement shall be paid in U.S. dollars and (b) the British pound/U.S. dollar exchange rate used for purposes of this Agreement shall be the exchange rate required by GAAP (where applicable), as of the applicable date, or, otherwise, the then current exchange rate as of the applicable date as published in The Wall Street Journal.

11.5 Captions. The titles, captions, and table of contents contained in this Agreement are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any provision hereof. Unless otherwise specified to the contrary, all references to sections are references to sections of this Agreement and all references to exhibits, annexes and schedules are references to exhibits, annexes and schedules to this Agreement.

11.6 Knowledge. “To the knowledge of the Sellers” or any similar phrase contained in this Agreement shall mean to the actual knowledge of those individuals listed on Schedule 11.6(a) (and solely for purposes of Section 3.15, those individuals listed on Schedule 11.6(b)) and the knowledge that any such individual would have obtained after making a reasonable inquiry.

11.7 Controlling Law; Integration; Amendment. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, U.S.A. without reference to Delaware choice of law rules. This Agreement supersedes all negotiations, agreements, and understandings among the parties with respect to the subject matter hereof (except for the Confidentiality Agreement). This Agreement, together with any agreements entered into on or subsequent to the Closing Date, constitute the entire agreement among the parties hereto. This Agreement may not be amended, modified, or supplemented except by written agreement of Buyer and the Sellers. No provision of this Agreement shall be construed against or interpreted to the disadvantage of any party hereto by any Governmental Entity by reason of such party or its counsel having or being deemed to have structured or drafted such provision.

11.8 Submission to Jurisdiction. Each of the parties hereto agrees that any suit, action or proceeding arising out of or relating to this Agreement, the Seller Ancillary Documents or the Buyer Ancillary Documents, their subject matter, the performance by the parties of their respective obligations with respect to this Agreement, the Seller Ancillary Documents or the Buyer Ancillary Documents or the claimed breach thereof, whether brought at law or in equity and whether based in tort, contract or otherwise, or for recognition and enforcement of any judgment in respect thereof, shall be brought by any of such parties or any of their respective successors or permitted assigns in any federal or state court located in Atlanta, Georgia, U.S.A. and each of such parties hereby submits with regard to any such suit, action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such suit, action or proceeding (a) any claim that it is not personally subject to the jurisdiction of such courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (c) that the suit, action or proceeding in any such court is brought in an inconvenient forum, (d) that the venue of such suit, action or proceeding is improper, (e) that this Agreement, the Seller Ancillary Documents or the Buyer Ancillary Documents or the subject matter hereof or thereof may not be enforced in or by such courts or (f) any right to a trial by jury. Each of the parties hereto irrevocably consents to the service of process in any such proceeding by the mailing of copies thereof by certified mail, postage prepaid, to such party’s address for notices under this Agreement.

11.9 Severability. Any provision hereof which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by law, the parties hereto waive any provision of law which renders any such provision prohibited or unenforceable in any respect.

11.10 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

11.11 Enforcement of Certain Rights. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm or corporation other than the parties hereto, and their successors or permitted assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, or result in such person, firm, or corporation being deemed a third-party beneficiary of this Agreement. Except as hereinafter provided, the Sellers and Buyer hereby agree that the Sellers and Buyer would suffer irreparable damage in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Sellers or their Affiliates or Buyer or its Affiliates, as applicable. Except as hereinafter provided, it is accordingly agreed that Buyer and the Sellers shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Sellers or Buyer, as applicable, and to enforce specifically the terms and provisions of this Agreement without bond or other security being required and without the necessity of proving the inadequacy of money damages, this being in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding the foregoing and subject to Section 8.3, Sellers will not be entitled to an injunction or injunctions or specific performance to enforce the obligations of Buyer to effect the Closing pursuant to Section 2.1 in the event Sellers are entitled to terminate this Agreement and receive a Termination Fee pursuant to Section 8.3(a) of this Agreement.

[Signatures follow on next page.]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date and year first above written.

CHOICEPOINT SERVICES INC.

By:	/s/ David T. Lee
Name:	David T. Lee
Title:	Chief Executive Officer

CHOICEPOINT GOVERNMENT SERVICES LLC

By:	/s/ David T. Lee
Name:	David T. Lee
Title:	President and Chief Executive Officer

CHOICEPOINT INC., solely for purposes of Section 6

By:	/s/ David T. Lee
Name:	David T. Lee
Title:	Executive Vice President and Chief Business Officer

I2 ACQUISITION CORP.

By:	/s/ Hollie Moore
Name:	Hollie Moore
Title:	President and Secretary